FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

AstraZeneca

28 July 2023

H1 and Q2 2023 results

Strong revenue and EPS growth, reflecting momentum of recent launches and robust commercial execution

Revenue and EPS summary

	H1 2023			Q2 2023
		% Change			% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	21,448	(1)	3	10,882	2	5
- Alliance Revenue[2]	627	>2x	>2x	341	>2x	>2x
- Collaboration Revenue[2]	220	(16)	(15)	193	n/m	n/m
Total Revenue	22,295	1	4	11,416	6	9
Total Revenue ex COVID-19	21,961	12	16	11,237	14	17
Reported[3] EPS[4]	$2.34	>4x	>6x	$1.17	>5x	>9x
Core[5] EPS	$4.07	13	21	$2.15	25	38

Financial performance (H1 2023 figures unless otherwise stated, growth numbers at CER)

-	Total Revenue $22,295m, up 4% despite a decline of $2,181m from COVID-19 medicines[6]
-	Excluding COVID-19 medicines, Total Revenue increased 16% and Product Sales increased 15%
-	Total Revenue from Oncology medicines increased 22%, CVRM[7] 20%, R&I8 10%, and Rare Disease 12%
-	Core Product Sales Gross Margin[9] of 83%, up three percentage points, reflecting the decline in sales of lower margin COVID-19 medicines, the cost of production in prior periods, and ongoing mix shift to more speciality medicines
-	In Q2 2023, Core Other operating income and expense included the previously-announced gain resulting from an update to the contractual relationships for Beyfortus (nirsevimab), totalling $712m
-	Core EPS increased 21% to $4.07. Interim dividend maintained at $0.93 (71.8 pence, 9.64 SEK)
-	Reiterating guidance for FY 2023 Total Revenue and Core EPS

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

“Each of our non-COVID-19 therapy areas saw double-digit revenue growth, with eight medicines delivering more than $1bn of revenue in the first half, demonstrating the strength of our business. Several medicines grew rapidly including Ultomiris, Imfinzi/Imjudo and Farxiga, with revenues up 64%, 57% and 40% respectively.

Our pipeline momentum continues with eight positive pivotal trials for our Oncology medicines so far this year, and we are encouraged by the positive data from TROPION-Lung01, the first pivotal trial of datopotamab deruxtecan. We look forward to sharing the data with the medical community at an upcoming medical congress and are proceeding to file the data with the US Food and Drug Administration.

And finally, as part of our flagship sustainability programme, Ambition Zero Carbon, we announced a $400m investment in AZ Forest, raising our commitment to plant 200 million trees by 2030.”

Key milestones achieved since the prior results announcement

-	Key positive read-outs: datopotamab deruxtecan in lung cancer (TROPION-Lung01), Tagrisso in NSCLC[10] (FLAURA2), Lynparza + Imfinzi in endometrial cancer (DUO-E), Imfinzi in gastric and gastroesophageal cancers (MATTERHORN)

-	Key regulatory approvals: US approvals for Lynparza in BRCA-mutated prostate cancer (PROpel), Farxiga in HF11 regardless of ejection fraction (DELIVER), and Beyfortus for the prevention of RSV[12]; EU approvals for Ultomiris in NMOSD[13]; China approval for Enhertu in HER2[14]-low metastatic breast cancer, Soliris in gMG[15] and Koselugo in neurofibromatosis
-	Other milestones: capivasertib in combination with Faslodex granted priority review in the US for advanced HR16-positive breast cancer

Guidance

The Company reiterates guidance for FY 2023 at CER, based on the average foreign exchange rates through 2022.

Total Revenue is expected to increase by a low-to-mid single-digit percentage.

Excluding COVID-19 medicines, Total Revenue is expected to increase by a low double-digit percentage.

Core EPS is expected to increase by a high single-digit to low double-digit percentage.

-	Total Revenue from COVID-19 medicines (Vaxzevria[17] and COVID-19 mAbs18) is expected to decline significantly in FY 2023
-	Total Revenue from China is expected to return to growth and increase by a low-to-mid single-digit (previously low single-digit) percentage in FY 2023
-	Alliance Revenue and Collaboration Revenue are both expected to increase[19], driven by continued growth of our partnered medicines and success-based milestones
-	Core Operating expenses are expected to increase by a low-to-mid single-digit percentage, driven by investment in recent launches and the ungating of new trials following pipeline success
-	The Core Tax Rate is expected to be between 18-22%

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact

If foreign exchange rates for July to December 2023 were to remain at the average rates seen in June 2023, it is anticipated that FY 2023 Total Revenue would incur a low single-digit adverse impact versus the performance at CER, and Core EPS would incur a low-to-mid single-digit adverse impact (previously a low single-digit adverse impact).

The Company’s foreign exchange rate sensitivity analysis is provided in Table 19.

Table 1: Key elements of Total Revenue performance in Q2 2023

		% Change
Revenue type	$m	Actual	CER
Product Sales	10,882	2	5	• Double-digit growth at CER in Oncology, CVRM, R&I and Rare Disease
Alliance Revenue	341	>2x	>2x	• $255m for Enhertu (Q2 2022: $100m) • $62m for Tezspire (Q2 2022: $13m) • See Table 6 for further details
Collaboration Revenue	193	n/m	n/m	• $180m for COVID-19 mAbs licence payment from Serum Institute of India Pvt. Ltd. (SII) • See Table 7 for further details
Total Revenue	11,416	6	9	• Excluding COVID-19 medicines, Q2 2023 Total Revenue increased by 14% (17% at CER)
Therapy areas	$m	Actual %	CER %
Oncology	4,646	22	25	• Strong performance across key medicines and regions • No sales or regulatory milestones from Lynparza in the quarter (Q2 2022: $nil)
CVRM	2,682	14	18	• Farxiga up 37% (41% CER), Lokelma up 51% (55% at CER), roxadustat up 42% (51% CER), Brilinta declined 5% (3% at CER)
R&I	1,547	11	14	• Fasenra up 15% (16% CER), Breztri up 75% (79% CER). Saphnelo and Tezspire continue to grow rapidly during their launch phase
V&I20	278	(72)	(71)	• COVID-19 mAbs: $180m from Collaboration Revenue, -$1m Product Sales (Q2 2022: $445m) • Vaxzevria: $nil (Q2 2022: $455m)
Rare Disease	1,953	8	10	• Ultomiris up 64% (66% at CER), partially offset by decline in Soliris of 21% (19% at CER) • Strensiq up 24% (25% at CER) reflecting strong patient demand and geographic expansion
Other Medicines	311	(27)	(23)	• Nexium generic competition in Japan
Total Revenue	11,416	6	9
Regions inc. COVID-19	$m	Actual %	CER %
US	4,782	10	10
Emerging Markets	3,115	12	19
- China	1,441	-	7
- Ex-China Emerging Markets	1,674	23	32
Europe	2,211	6	6
Established RoW	1,308	(16)	(9)
Total Revenue inc. COVID-19	11,416	6	9
Regions ex. COVID-19	$m	Actual %	CER %
US	4,782	17	17
Emerging Markets	2,938	13	21
- China	1,441	1	7	• Fourth consecutive quarter of growth at CER
- Ex-China Emerging Markets	1,497	28	39
Europe	2,208	18	18
Established RoW	1,309	1	8
Total Revenue ex. COVID-19	11,237	14	17

Table 2: Key elements of financial performance in Q2 2023

Metric	Reported	Reported change	Core	Core change	Comments[21]
Total Revenue	$11,416m	6% Actual 9% CER	$11,416m	6% Actual 9% CER	• Excluding COVID-19 medicines, Q2 2023 Total Revenue increased by 14% (17% at CER) • See Table 1 and the Total Revenue section of this document for further details
Product Sales Gross Margin	82%	+10pp Actual +12pp CER	82%	Stable at Actual +2pp CER

+

Increasing mix of sales from Oncology and Rare Disease medicines

+

Decreasing mix of Vaxzevria sales

-

Increasing mix of products with profit-sharing arrangements, where AstraZeneca books Product Sales and records an expense in COGS[22] for the profit share due to its partner

•

Variations in Product Sales Gross Margin can be expected between periods due to product seasonality, foreign exchange fluctuations, cost inflation and other effects

R&D expense	$2,667m	5% Actual 7% CER	$2,568m	6% Actual 8% CER	+ Increased investment in the pipeline • Core R&D-to-Total Revenue ratio of 22% (Q2 2022: 23%) • Year-on-year comparisons can be impacted by differences in cost phasing driven by study starts and execution
SG&A expense	$4,986m	6% Actual 8% CER	$3,296m	5% Actual 8% CER

+

Market development for recent launches and pre-launch activities

+

Reported SG&A impacted by increased charges for legal provisions, including a $510m charge to provisions relating to a legal settlement in Q2 2023 (see Note 6)

•

Core SG&A-to-Total Revenue ratio of 29%
(Q2 2022: 29%)

•

Year-on-year comparisons can be impacted by differences in cost phasing

Other operating income and expense[23]	$784m	>6x Actual >6x CER	$784m	>6x Actual >6x CER	+ Reported and Core Other operating income includes a gain of $712m from an update to the contractual relationships for Beyfortus (nirsevimab)
Operating Margin	22%	+17pp Actual +19pp CER	38%	+6pp Actual +8pp CER	• See Product Sales Gross Margin, expenses and Other operating income commentary above • Other operating income contributed seven percentage points to Operating margin in Q2 2023
Net finance expense	$367m	25% Actual 17% CER	$262m	17% Actual 4% CER	+ Higher rates on floating debt and bond issuances, partially offset by higher interest received on cash balances + Reported also impacted by the discount unwind on acquisition-related liabilities
Tax rate	13%	n/m	17%	+2pp Actual +2pp CER	• Variations in the tax rate can be expected between periods
EPS	$1.17	>5x Actual >9x CER	$2.15	25% Actual 38% CER	• Further details of differences between Reported and Core are shown in Table 14

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Lynparza	Prostate cancer (1st-line) (PROpel)	Regulatory approval (US)
	Enhertu	HER2-low breast cancer (3rd-line) (DESTINY-Breast04)	Regulatory approval (CN)
	Farxiga	HFpEF[24] (DELIVER)	Regulatory approval (US)
	Xigduo	Type-2 diabetes (XR formulation)	Regulatory approval (CN)
	Beyfortus	RSV (MELODY/MEDLEY)	Regulatory approval (US)
	Ultomiris	NMOSD	Regulatory approval (EU, JP)
	Koselugo	NF1-PN25 (paediatric) (SPRINT)	Regulatory approval (CN)
	Soliris	gMG	Regulatory approval (CN)
	Soliris	gMG (refractory, children and adolescents)	Regulatory approval (EU)
Regulatory submissions or acceptances	Enhertu	HER2-positive breast cancer (3rd-line) (DESTINY-Breast02)	Regulatory submission (US)
	capivasertib	HR+/HER2-negative breast cancer (2nd-line) (CAPItello-291)	Regulatory submission (US, EU, JP), Priority Review (US)
	Fasenra	Uncontrolled asthma (MIRACLE)	Regulatory submission (CN)
	Beyfortus	RSV (MELODY/MEDLEY)	Regulatory submission and Priority Review (CN)
	danicopan	PNH[26] with EVH[27]	Regulatory submission (US, JP)
Major Phase III data readouts and other developments	Tagrisso	EGFRm[28] NSCLC (1st-line) (FLAURA2)	Primary endpoint met
	Lynparza + Imfinzi	Endometrial cancer (1st-line) (DUO-E)	Dual primary endpoint met
	Lynparza + cediranib	Platinum-resistant or -refractory ovarian cancer (GY005)	Primary endpoint not met
	Imfinzi	Resectable, early-stage and locally advanced gastric and gastroesophageal junction cancers (MATTERHORN)	Key secondary endpoint met (pCR29)
	datopotamab deruxtecan	NSCLC (2nd- and 3rd-line) (TROPION-Lung01)	Dual primary endpoint met (PFS30)

Upcoming pipeline catalysts

For a table of anticipated timings of key trial readouts, please refer to page 2 of the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Other pipeline updates

The clinical development programme for brazikumab in inflammatory bowel diseases was discontinued following a review of brazikumab’s development timeline.

A Phase III trial for Fasenra in bullous pemphigoid was discontinued for futility (efficacy).

Table 4: Phase III trials started since 1 January 2023

Medicine	Trial name	Indication
datopotamab	AVANZAR	NSCLC (1st-line)
deruxtecan	TROPION-Lung07	Non-squamous NSCLC (1st-line)
camizestrant	CAMBRIA-1	HR-positive/HER2-negative adjuvant breast cancer
Tezspire	CROSSING	Eosinophilic oesophagitis
AZD3152	SUPERNOVA	COVID-19 prophylaxis
Ultomiris	ARTEMIS	Cardiac surgery-associated acute kidney injury
Breztri	LITHOS	Mild to moderate asthma
pMDI[31] portfolio	HFO1234ze	Mucociliary clearance in healthy volunteers
pMDI portfolio	HFO1234ze	Well-controlled or partially-controlled asthma

Corporate and business development

As announced in April 2023, the contractual relationship between AstraZeneca and Swedish Orphan Biovitrum AB (Sobi) relating to future sales of Beyfortus (nirsevimab) in the US has been replaced by a royalty relationship between Sanofi and Sobi. As a result, a non-current other payable representing AstraZeneca’s future obligations to Sobi was eliminated from AstraZeneca’s Statement of Financial Position in the quarter, and AstraZeneca recorded a gain of $712m in Core Other operating income.

In June 2023, AstraZeneca entered into an exclusive option and license agreement with Quell Therapeutics to develop multiple engineered T-regulator cell therapies that have the potential to be curative in Type-1 diabetes and inflammatory bowel disease indications.

In July 2023, AstraZeneca and Ionis Pharmaceuticals Inc. expanded their existing collaboration on eplontersen to also include Latin America. AstraZeneca will pay Ionis $20m for the right to commercialise eplontersen in this region.

In July 2023, AstraZeneca and Vaxess Technologies Inc. commenced a collaboration for the evaluation of a novel RNA-based pandemic influenza prototype vaccine in patch format. The collaboration is a part of a broader development programme based on AstraZeneca’s February 2023 agreement with the US Government’s Department of Defense via the MCDC Consortium, with funding from the Biomedical Advanced Research and Development Authority, to develop an RNA-based pandemic influenza vaccine.

In July 2023, Alexion, AstraZeneca Rare Disease (Alexion) and Pfizer Inc. (Pfizer) entered into an agreement for Alexion to purchase and licence the assets of Pfizer's early-stage rare disease gene therapy portfolio for a total consideration of up to $1bn, plus tiered royalties on sales. Alexion plans to close the transaction in Q3 2023, subject to the satisfaction of closing conditions.

Sustainability summary

In July 2023, AstraZeneca announced a $400m investment in AstraZeneca’s AZ Forest programme, raising its commitment to plant 200 million trees by 2030. Global projects involve local communities and ecological experts to deliver reforestation at scale, as well as to support biodiversity and to sustain livelihoods.

Management changes

Sharon Barr, currently Senior Vice President, Head of Research and Product Development of Alexion, will succeed Mene Pangalos as Executive Vice President, BioPharmaceuticals R&D. Mene is retiring and will step down from his role early next year, after almost fourteen years with the company and an illustrious 35-year career. Sharon will report to Chief Executive Officer, Pascal Soriot and become a member of AstraZeneca's Senior Executive Team as of 1 August.

Conference call

A conference call and webcast for investors and analysts will begin today, 28 July 2023, at 11:45 UK time. Details can be accessed via astrazeneca.com.

Reporting calendar

The Company intends to publish its nine month and third quarter results on Thursday 9 November 2023.

Notes

1	Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2023 vs 2022. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.
2	Effective 1 January 2023, the Group has updated the presentation of Total Revenue. For further details of the presentation of Alliance Revenue and Collaboration Revenue, see the Basis of preparation and accounting policies section of the Notes to the Interim Financial Statements section.
3	Reported financial measures are the financial results presented in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.
4	Earnings per share.
5	Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the acquisition of Alexion, amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 13 and Table 14 in the Financial performance section of this document.
6	The COVID-19 medicines are Vaxzevria, Evusheld, and AZD3152 – the COVID-19 antibody currently in development.
7	Cardiovascular, Renal and Metabolism.
8	Respiratory & Immunology.
9	The calculation of Reported and Core Product Sales Gross Margin (previously termed as Gross Margin) excludes the impact of Alliance Revenue and Collaboration Revenue.
10	Non-small cell lung cancer.
11	Heart failure.
12	Respiratory syncytial virus.
13	Neuromyelitis optica spectrum disorder.
14	Human epidermal growth factor receptor 2.
15	Generalised myasthenia gravis.
16	Hormone receptor.
17	Vaxzevria is AstraZeneca's trademark for the Company's supply of the AstraZeneca COVID-19 Vaccine. In the financial tables in this report, 'Vaxzevria Total Revenue' includes royalties from sub-licensees that produce and supply the AstraZeneca COVID-19 Vaccine under their own trademarks, recorded in Alliance Revenue.
18	Monoclonal antibodies. The COVID-19 mAbs are Evusheld and AZD3152.
19	For Alliance Revenue and Collaboration Revenue, the comparable amounts for FY 2022 are $749m and $604m respectively.
20	Vaccines & Immune Therapies.
21	In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a ‘+’ symbol next to an R&D expense comment indicates that the item increased the R&D expense relative to the prior year.
22	Cost of goods sold.
23	Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, continue to be recorded in Other operating income and expense in the Company’s financial statements.
24	Heart failure with preserved ejection fraction.
25	Neurofibromatosis type 1 plexiform neurofibromas.
26	Paroxysmal nocturnal haemoglobinuria.
27	Extravascular haemolysis.
28	Epidermal growth factor receptor mutation.
29	Pathologic complete response.
30	Progression free survival.
31	Pressure metered dose inhaler.

Operating and financial review

All narrative on growth and results in this section is based on actual foreign exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. Unless stated otherwise, the performance shown in this announcement covers the six-month period to 30 June 2023 (‘the half’ or ‘H1 2023’) compared to the six-month period to 30 June 2022 (‘H1 2022’), or the three-month period to 30 June 2023 (‘the quarter’ or ‘Q2 2023’) compared to the three-month period to 30 June 2022 (Q2 2022).

Core financial measures, EBITDA, Net debt, Product Sales Gross Margin (previously termed as Gross Margin), Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group’s Interim Financial Statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items, such as:

-	Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
-	Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets
-	Alexion acquisition-related items, primarily fair value adjustments on acquired inventories and fair value impact of replacement employee share awards
-	Other specified items, principally the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, legal settlements and remeasurement adjustments relating to certain Other payables assumed from the Alexion acquisition
-	The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 63 of the Annual Report and Form 20-F Information 2022.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Product Sales Gross Margin (previously termed Gross Margin) is the percentage by which Product Sales exceeds the Cost of Sales, calculated by dividing the difference between the two by the sales figure. The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 ‘Net debt’ included in the Notes to the Interim Financial Statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca’s financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 5: Therapy area and medicine performance – Product Sales and Total Revenue

	H1 2023				Q2 2023
			% Change				% Change
Product Sales	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	8,302	37	17	21	4,382	38	18	22
- Tagrisso	2,915	13	8	12	1,491	13	7	10
- Imfinzi [32]	1,976	9	53	57	1,076	9	55	58
- Lynparza	1,368	6	6	10	717	6	7	9
- Calquence	1,185	5	31	33	653	6	34	34
- Enhertu	104	-	>3x	>3x	67	1	>3x	>3x
- Orpathys	22	-	(7)	-	13	-	22	30
- Zoladex	459	2	(4)	4	233	2	(1)	5
- Faslodex	153	1	(14)	(7)	78	1	(8)	(3)
- Others	120	1	(37)	(33)	54	-	(42)	(39)
BioPharmaceuticals: CVRM	5,205	23	14	19	2,675	23	14	18
- Farxiga	2,804	13	33	39	1,505	13	36	41
- Brilinta	665	3	(1)	1	331	3	(5)	(3)
- Lokelma	198	1	53	59	100	1	51	55
- roxadustat	134	1	48	59	73	1	46	56
- Andexxa	89	-	28	33	45	-	23	26
- Crestor	585	3	7	14	280	2	-	5
- Seloken/Toprol-XL	343	2	(27)	(20)	164	1	(26)	(21)
- Onglyza	127	1	(8)	(4)	65	1	(9)	(6)
- Bydureon	89	-	(37)	(37)	43	-	(41)	(41)
- Others	171	1	(13)	(10)	69	1	(30)	(28)
BioPharmaceuticals: R&I	3,066	14	6	10	1,483	13	7	10
- Symbicort	1,288	6	-	4	600	5	(2)	1
- Fasenra	744	3	12	14	406	4	15	16
- Breztri	307	1	71	76	163	1	75	79
- Saphnelo	115	1	>3x	>3x	68	1	>2x	>2x
- Tezspire	30	-	n/m	n/m	19	-	n/m	n/m
- Pulmicort	346	2	4	11	124	1	7	13
- Bevespi	29	-	(1)	(1)	15	-	(1)	(3)
- Daliresp/Daxas	30	-	(72)	(72)	17	-	(71)	(70)
- Others	177	1	(30)	(26)	71	1	(34)	(32)
BioPharmaceuticals: V&I	443	2	(84)	(83)	88	1	(91)	(90)
- COVID-19 mAbs[33]	126	1	(86)	(85)	(1)	-	n/m	n/m
- Vaxzevria	28	-	(98)	(98)	-	-	n/m	n/m
- Beyfortus	2	-	n/m	n/m	2	-	n/m	n/m
- Synagis	284	1	1	8	87	1	8	16
- FluMist	3	-	n/m	n/m	-	-	n/m	n/m
Rare Disease	3,819	17	9	12	1,953	17	8	10
- Soliris	1,648	7	(18)	(16)	814	7	(21)	(19)
- Ultomiris	1,364	6	60	64	713	6	64	66
- Strensiq	562	3	25	26	300	3	24	25
- Koselugo	159	1	57	57	80	1	28	30
- Kanuma	86	-	16	17	46	-	28	30
Other Medicines	613	3	(27)	(22)	301	3	(28)	(24)
- Nexium	492	2	(27)	(22)	248	2	(28)	(23)
- Others	121	1	(28)	(25)	53	-	(29)	(27)
Product Sales	21,448	96	(1)	3	10,882	95	2	5
Alliance Revenue	627	3	>2x	>2x	341	3	>2x	>2x
Collaboration Revenue	220	1	(16)	(15)	193	2	n/m	n/m
Total Revenue	22,295	100	1	4	11,416	100	6	9

32 Product Sales shown in the Imfinzi line include Product Sales from Imjudo

33 COVID-19 monoclonal antibodies. In H1 2023, all COVID-19 mAbs Product Sales were generated from sales of Evusheld

Table 6: Alliance Revenue

	H1 2023				Q2 2023
	% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Enhertu	475	76	>2x	>2x	255	75	>2x	>2x
Tezspire	105	17	>6x	>6x	62	18	>4x	>4x
Vaxzevria: royalties	—	—	n/m	n/m	—	—	n/m	n/m
Other royalty income	41	7	19	18	22	6	15	13
Other Alliance Revenue	6	1	57	62	2	1	(21)	(17)
Total	627	100	>2x	>2x	341	100	>2x	>2x

Table 7: Collaboration Revenue

	H1 2023				Q2 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
COVID-19 mAbs: licence fees	180	82	n/m	n/m	180	93	n/m	n/m
Farxiga: sales milestones	25	11	n/m	n/m	1	1	n/m	n/m
Other Collaboration Revenue	15	7	(3)	(1)	12	6	>4x	>4x
Total	220	100	(16)	(15)	193	100	n/m	n/m

Table 8: Total Revenue by therapy area

	H1 2023				Q2 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	8,794	39	18	22	4,646	41	22	25
BioPharmaceuticals	9,051	41	(13)	(9)	4,506	39	(5)	(2)
- CVRM	5,239	24	14	20	2,682	23	14	18
- R&I	3,180	14	7	10	1,547	14	11	14
- V&I	632	3	(77)	(76)	278	2	(72)	(71)
Rare Disease	3,819	17	9	12	1,953	17	8	10
Other Medicines	631	3	(27)	(22)	311	3	(27)	(23)
Total	22,295	100	1	4	11,416	100	6	9

Table 9: Total Revenue by region

	H1 2023				Q2 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	9,081	41	7	7	4,782	42	10	10
Emerging Markets	6,277	28	2	9	3,115	27	12	19
- China	3,043	14	-	7	1,441	13	-	7
- Ex-China	3,234	15	4	11	1,674	15	23	32
Europe	4,373	20	-	3	2,211	19	6	6
Established RoW	2,564	11	(19)	(11)	1,308	11	(16)	(9)
Total	22,295	100	1	4	11,416	100	6	9

Table 10: Total Revenue by region – excluding COVID-19 medicines

	H1 2023				Q2 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	9,081	41	16	16	4,782	43	17	17
Emerging Markets	6,074	28	14	22	2,938	26	13	21
- China	3,043	14	1	9	1,441	13	1	7
- Ex-China	3,031	14	30	38	1,497	13	28	39
Europe	4,356	20	10	13	2,208	20	18	18
Established RoW	2,450	11	(2)	8	1,309	12	1	8
Total	21,961	100	12	16	11,237	100	14	17

Oncology

Oncology Total Revenue of $8,794m in H1 2023 increased by 18% (22% at CER), representing 39% of overall Total Revenue (H1 2022: 34%). There was no Lynparza Collaboration Revenue in H1 2023 (H1 2022: $175m), and Enhertu Alliance Revenue was $475m (H1 2022: $175m). Product Sales increased by 17% (21% at CER) in H1 2023 to $8,302m, reflecting new launches and increased patient access across key brands; partially offset by declines in legacy medicines.

Tagrisso

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	2,915	1,102	851	541	421
Actual change	8%	16%	6%	6%	(4%)
CER change	12%	16%	13%	9%	6%

Region	Drivers and commentary
Worldwide	• Increased global demand use of Tagrisso in adjuvant and 1st-line settings
US	• Growth driven by increasing demand in 1st-line and adjuvant settings
Emerging Markets	• Growing demand in adjuvant and 1st-line settings in China, partially offset by impact of first full quarter of NRDL[34] renewal price effective March 2023 and competition
Europe	• Established standard of care in 1st-line and adjuvant settings across EU5[35], with increased adjuvant treatment rates in region
Established RoW	• Further use in 1st-line setting and launch acceleration in adjuvant setting offset by mandatory price reduction in Japan effective June 2023

34 National reimbursement drug list.

35 France, Germany, Italy, Spain, UK.

Imfinzi and Imjudo

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	1,976	1,098	183	339	356
Actual change	53%	60%	37%	27%	74%
CER change	57%	60%	47%	30%	92%

Region	Drivers and commentary
Worldwide

•

Includes $100m of Total Revenue in the half from Imjudo, which launched in Q4 2022 following approvals in the US for patients with unresectable liver cancer (HIMALAYA) and Stage IV NSCLC (POSEIDON)

•

Strong growth across all regions, driven by recent launches (BTC[36], HCC[37], Stage IV NSCLC) and established indications (Stage III NSCLC, SCLC38)

US	• Continued demand growth driven primarily by BTC and HCC launches (Q3 2022 and Q4 2022 respectively)
Emerging Markets	• Growth across markets driven by BTC launches and recovery of diagnosis and treatment rates following the COVID-19 pandemic
Europe	• Strong demand growth in SCLC, gaining share from competitors and expanded reimbursement for new launch indications
Established RoW	• Strong demand growth driven by BTC and HCC

36 Biliary tract cancer.

37 Hepatocellular carcinoma.

38 Small cell lung cancer.

Lynparza

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	1,368	580	278	365	145
Actual change	(7%)	-	15%	(28%)	5%
CER change	(4%)	-	23%	(25%)	15%

Product Sales	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	1,368	580	278	365	145
Actual change	6%	-	15%	11%	5%
CER change	10%	-	23%	14%	15%

Region	Drivers and commentary
Worldwide	• Lynparza remains the leading medicine in the PARP[39] inhibitor class globally across four tumour types, as measured by total prescription volume • No regulatory milestones received in H1 2023
US	• Continued share growth within PARP inhibitor class, offset by reduced overall class use in 2nd-line ovarian cancer and flattening of HRD[40] testing rates in ovarian cancer
Emerging Markets

•

Increased demand in China offset by price reduction associated with NRDL re-enlistment that took effect in Q1 2023 for ovarian cancer indications (PSR[41] and BRCAm[42] 1st-line maintenance) and new NRDL enlistment in prostate cancer (PROfound)

Europe

•

Growth driven by increased uptake in 1st-line HRD-positive ovarian cancer, gBRCAm[43] HER2-negative early breast cancer and mCRPC, partially offset by reduced use in 2nd-line ovarian cancer

•

Total Revenue in the prior year period included a $175m milestone in Collaboration Revenue

Established RoW	• Growth driven by increased uptake in 1st-line HRD-positive ovarian cancer

Enhertu

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	580	339	108	125	8
Actual change	>2x	>2x	>4x	>2x	>3x
CER change	>2x	>2x	>4x	>2x	>3x

Region	Drivers and commentary
Worldwide

•

Combined sales of Enhertu, recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $1,169m in H1 2023 (H1 2022: $436m)

•

AstraZeneca’s Total Revenue of $580m in the half includes $475m of Alliance Revenue from its share of gross profit and royalties in territories where Daiichi Sankyo records product sales

US

•

US in-market sales, recorded by Daiichi Sankyo, amounted to $712m in the half (H1 2022: $274m)

•

Rapid adoption as new standard of care across all launched indications including HER2-low mBC[44] with continued demand from metastatic breast cancer indications as well as additional use in gastric and lung cancer

Emerging Markets	• Strong uptake driven by new approvals and launches
Europe	• Continued growth driven by increased adoption of HER2-positive and HER2-low metastatic breast indications
Established RoW	• In Japan, AstraZeneca receives a mid-single-digit percentage royalty on sales made by Daiichi Sankyo

39 Poly ADP ribose polymerase.

40 Homologous recombination deficiency.

41 Platinum sensitive relapse.

42 Breast cancer gene mutation.

43 Germline (hereditary) breast cancer gene mutation.

44 Metastatic breast cancer.

Calquence

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	1,185	869	41	225	50
Actual change	31%	18%	>2x	85%	64%
CER change	33%	18%	>2x	92%	75%

Region	Drivers and commentary
Worldwide	• Increased penetration globally; leading BTKi[45] in key markets
US	• Leadership maintained in growing BTKi class, sustained leading share in front line, offset by impact from competition in relapsed refractory setting
EU	• Solid growth continued amidst growing competitive pressure • Increasing new patient starts following expanded access in key markets

Orpathys

Total Revenue of $22m (H1 2022: $24m) was driven by its inclusion in the updated NRDL in China from March 2023, for the treatment of patients with NSCLC with MET46 exon 14 skipping alterations.

Other Oncology medicines

	H1 2023	Change
Total Revenue	$m	Actual	CER
Zoladex	475	(3%)	5%	● Increased demand in Emerging Markets
Faslodex	153	(14%)	(7%)	● Generic competition
Other Oncology	120	(37%)	(33%)	● Includes Iressa, Arimidex, Casodex and other older medicines

BioPharmaceuticals

BioPharmaceuticals Total Revenue decreased by 13% (9% at CER) in H1 2023 to $9,051m, representing 41% of overall Total Revenue (H1 2022: 47%). Strong growth from Farxiga and newer R&I medicines offset decreases in revenues from COVID-19 medicines and some older products.

BioPharmaceuticals – CVRM

CVRM Total Revenue increased by 14% (20% at CER) to $5,239m in H1 2023, driven by the strong Farxiga performance, and represented 24% of overall Total Revenue (H1 2022: 21%).

45 Bruton tyrosine kinase inhibitor.

46 Mesenchymal-epithelial transition.

Farxiga

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	2,834	634	1,076	850	274
Actual change	35%	35%	32%	36%	39%
CER change	40%	35%	41%	40%	52%

Region	Drivers and commentary
Worldwide

•

Farxiga volume is growing faster than the overall SGLT2[47] market in all major regions, fuelled by heart failure and CKD[48] launches

•

Additional benefit from continued growth in the overall SGLT2 inhibitor class

US	• Growth driven by HFrEF[49] and CKD for patients with and without T2D50 resulting in an increasing market share
Emerging Markets	• Solid growth despite generic competition in some markets
Europe

•

Benefited from the addition of cardiovascular outcomes trial data to the label and growth in HFrEF, CKD and the HFpEF approval in February 2023

•

Continued strong volume growth in the quarter and expanded class leadership in several key markets

Established RoW

•

In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales. Continued volume growth driven by HF and CKD launches

•

A sales milestone payment from Ono was recorded in the quarter

Brilinta

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	665	357	160	136	12
Actual change	(1%)	2%	10%	(9%)	(57%)
CER change	1%	2%	17%	(7%)	(53%)

Region	Drivers and commentary
US	• Sales in the second quarter impacted by an unfavourable gross-to-net adjustment
Emerging Markets	• Growth in all major Emerging Markets regions following COVID-19 recovery
Europe	• European sales partly impacted by clawbacks
Established RoW	• Sales decline in the second quarter driven by generic entry in Canada

Lokelma

Total Revenue increased 53% (59% at CER) to $198m in H1 2023 with strong volume growth in all regions. In China, Lokelma was enlisted to the NRDL in January 2022 and is now the leading potassium binder in the country.

Roxadustat

Total Revenue increased 46% (57% at CER) to $137m, with roxadustat benefitting from increased volumes in China following NRDL renewal in 2022.

Andexxa

Total Revenue increased 12% (16% at CER) to $89m.

47 Sodium-glucose cotransporter 2.

48 Chronic kidney disease.

49 Heart failure with reduced ejection fraction.

50 Type-2 diabetes.

Other CVRM medicines

	H1 2023	Change
Total Revenue	$m	Actual	CER
Crestor	586	7%	14%	● Strong sales growth in Emerging Markets, partly offset by declines in the US and Established RoW
Seloken	343	(27%)	(20%)	● Ongoing impact of China VBP[51] implementation
Onglyza	127	(8%)	(4%)	● Continued decline for DPP-IV52 class
Bydureon	89	(37%)	(37%)	● Continued competitive pressures
Other CVRM	171	(13%)	(10%)

BioPharmaceuticals – R&I

Total Revenue of $3,180m from R&I medicines in H1 2023 increased 7% (10% at CER) and represented 14% of overall Total Revenue (H1 2022: 13%). This reflected growth in Fasenra, Tezspire, Breztri and Saphnelo, and stable performances from Symbicort and Pulmicort.

Fasenra

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	744	468	29	176	71
Actual change	12%	12%	66%	15%	(2%)
CER change	14%	12%	70%	19%	7%

Region	Drivers and commentary
Worldwide	• Retained market share leadership in severe eosinophilic asthma in major markets
US	• Maintained share of a growing market, leading to strong volume growth
Emerging Markets	• Continues strong volume growth driven by launch acceleration across key markets
Europe	• Expanded leadership in severe eosinophilic asthma, with strong volume growth partially offset by price impact in some markets
Established RoW	• Maintained leadership in Japan

Breztri

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	307	165	81	36	25
Actual change	71%	55%	88%	>2x	53%
CER change	76%	55%	>2x	>2x	65%

Region	Drivers and commentary
Worldwide	• Continues to gain market share within the growing FDC[53] triple class across major markets
US	• Consistent share growth within the FDC triple class in new-to-brand[54] and total market
Emerging Markets	• Maintained market share leadership in China with strong triple FDC class penetration
Europe	• Sustained growth across markets as new launches continue to progress
Established RoW	• Increasing market share gains within COPD[55] in Japan, and strong launch performance in Canada

51 Volume-based procurement.

52 Dipeptidyl peptidase IV.

53 Fixed dose combination.

54 ‘New-to-brand’ share represents a medicine’s share in the dynamic market.

55 Chronic obstructive pulmonary disease.

Tezspire

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	135	105	—	17	13
Actual change	>8x	>6x	n/m	n/m	n/m
CER change	>8x	>6x	n/m	n/m	n/m

Region	Drivers and commentary
Worldwide

•

Tezspire is approved in the US, EU and Japan (as well as other countries) for the treatment of severe asthma without biomarker or phenotypic limitation

•

Amgen records sales in the US, and AstraZeneca records its share of US gross profits as Alliance Revenue. AstraZeneca books Product Sales in markets outside the US

•

Combined sales of Tezspire by AstraZeneca and Amgen were $257m in H1 2023

US	• Increasing new-to-brand market share with majority of patients new to biologics • Pre-filled pen approved in February 2023
Europe	• Achieved and maintained new-to-brand leadership in key markets • Pre-filled pen approved in January 2023
Established RoW	• Japan maintained new-to-brand leadership

Saphnelo

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	115	107	1	3	4
Actual change	>3x	>3x	n/m	>4x	>4x
CER change	>3x	>3x	n/m	>4x	>4x

Region	Drivers and commentary
Worldwide	• Demand acceleration in the US, and additional growth driven by ongoing launches in Europe and Japan

Symbicort

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	1,288	434	405	284	165
Actual change	-	(10%)	32%	(9%)	(13%)
CER change	4%	(10%)	43%	(6%)	(6%)

Region	Drivers and commentary
Worldwide	• Symbicort remains the global market leader within a stable ICS56/LABA[57] class
US	• Market share resilience, consolidating leadership in a stable ICS/LABA market • Generic entry expected in the US in H2 2023
Emerging Markets	• Strong underlying demand across markets. Post-COVID-19 recovery in China and channel inventory rebuild supported by leading share performance
Europe	• Continued price and volume erosion from generics and a slowing overall market
Established RoW	• Inventory destocking in some markets and generic erosion in Japan

56 Inhaled corticosteroid.

57 Long-acting beta-agonist.

Other R&I medicines

	H1 2023	Change
Total Revenue	$m	Actual	CER
Pulmicort	346	4%	11%	● Approximately 80% of revenues from Emerging Markets
				● China market share has stabilised, with VBP having been in effect for over 12 months
				● Strong growth in Asia, Latin America and Middle East
Bevespi	29	(1%)	(1%)
Daliresp	30	(72%)	(72%)	● Impacted by uptake of multiple generics following loss of exclusivity in the US
Other R&I	187	(43%)	(40%)	● Collaboration Revenue of $nil (H1 2022: $70m)
				● Product Sales of $177m decreased 30% (26% at CER) due to generic competition

BioPharmaceuticals – V&I

Total Revenue from V&I medicines declined by 77% (76% at CER) to $632m (H1 2022: $2,795m) and represented 3% of overall Total Revenue (H1 2022: 13%).

COVID-19 mAbs

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	306	—	185	7	114
Actual change	(67%)	n/m	98%	(95%)	(6%)
CER change	(65%)	n/m	98%	(95%)	6%

Region	Drivers and commentary
Worldwide	• All Product Sales in H1 2023 were derived from sales of Evusheld in the first quarter
Emerging Markets	• $180m license fee from SII in Q2 2023, recorded as Collaboration Revenue

Vaxzevria

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	28	-	18	10	-
Actual change	(98%)	n/m	(97%)	(96%)	n/m
CER change	(98%)	n/m	(97%)	(96%)	n/m

Region	Drivers and commentary
Worldwide	• Revenue in the period decreased by 98% due to the conclusion of Vaxzevria contracts

Other V&I medicines

	H1 2023	Change
Total Revenue	$m	Actual	CER
Beyfortus	2	n/m	n/m	● The first sales to Sanofi of Beyfortus product manufactured by AstraZeneca were booked as Product Sales in Q2 2023

● AZ will also earn 50% of gross profits on sales of Beyfortus in major markets outside the US, and 25% of revenues in rest of world markets, which will be recorded as Alliance Revenue. AstraZeneca has no participation in US profits or losses

Synagis	284	1%	8%	● Early start to RSV season in Japan
FluMist	13	n/m	n/m	● $10m milestone received from Daiichi Sankyo in the second quarter following FluMist approval in Japan

Rare Disease

Total Revenue from Rare Disease medicines increased by 9% (12% at CER) in H1 2023 to $3,819m, representing 17% of overall Total Revenue (H1 2022: 16%).

Performance was driven by the continued growth and durability of the C558 franchise as well as the strength of Strensiq patient demand.

Ultomiris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	1,364	815	30	311	208
Actual change	60%	79%	-	38%	46%
CER change	64%	79%	2%	42%	62%

Region	Drivers and commentary
Worldwide

•

Growth in neurology indications, expansion into new markets and continued conversion from Soliris

•

Quarter-on-quarter variability in revenue growth can be expected due to Ultomiris every eight-week dosing schedule and lower average annual treatment cost per patient compared to Soliris

US	• Growth in neurology indications as well as successful conversion from Soliris across PNH, aHUS[59] and gMG
Emerging Markets	• Launch in new markets
Europe	• Strong demand generation following new launch markets as well as accelerated conversion in key markets
Established RoW	• Continued conversion from Soliris and strong demand following new launches

58 Complement component 5.

59 Atypical haemolytic uraemic syndrome.

Soliris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	1,648	893	214	367	174
Actual change	(18%)	(23%)	60%	(16%)	(38%)
CER change	(16%)	(23%)	76%	(14%)	(33%)

Region	Drivers and commentary
US	• Performance impacted by successful conversion of Soliris patients to Ultomiris in PNH, aHUS and gMG, partially offset by Soliris growth in NMOSD
Emerging Markets	• Expansion into new markets as well as favourable timing of tender orders in some markets
Europe Established RoW	• Successful conversion from Soliris to Ultomiris, partially offset by growth in NMOSD

Strensiq

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
H1 2023 $m	562	453	24	42	43
Actual change	25%	28%	33%	5%	12%
CER change	26%	28%	26%	8%	23%

Region	Drivers and commentary
Worldwide	• Strong patient demand as well as geographic expansion

Other Rare Disease medicines

	H1 2023	Change
Total Revenue	$m	Actual	CER	Commentary
Koselugo	159	57%	57%	● Expansion in new markets
Kanuma	86	16%	17%	● Continued demand growth in ex-US markets

Other medicines (outside the main therapy areas)

	H1 2023	Change
Total Revenue	$m	Actual	CER	Commentary
Nexium	500	(27%)	(22%)	●Generic launches in Japan in the latter part of 2022
Others	131	(26%)	(23%)	● Continued impact of generic competition

Financial performance

Table 11: Reported Profit and Loss

	H1 2023	H1 2022	% Change		Q2 2023	Q2 2022	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	22,295	22,161	1	4	11,416	10,771	6	9
- Product Sales	21,448	21,610	(1)	3	10,882	10,630	2	5
- Alliance Revenue	627	290	>2x	>2x	341	138	>2x	>2x
- Collaboration Revenue	220	261	(16)	(15)	193	3	n/m	n/m
Cost of sales	(3,865)	(6,509)	(41)	(41)	(1,960)	(2,998)	(35)	(38)
Gross profit	18,430	15,652	18	24	9,456	7,773	22	28
Product Sales Gross Margin	82.0%	69.9%	+12pp	+13pp	82.0%	71.8%	+10pp	+12pp
Distribution expense	(265)	(254)	4	8	(131)	(129)	1	4
% Total Revenue	1.2%	1.1%	-	-	1.1%	1.2%	-	-
R&D expense	(5,278)	(4,679)	13	16	(2,667)	(2,546)	5	7
% Total Revenue	23.7%	21.1%	-3pp	-2pp	23.4%	23.6%	-	-
SG&A expense	(9,045)	(9,521)	(5)	(2)	(4,986)	(4,681)	6	8
% Total Revenue	40.6%	43.0%	+2pp	+3pp	43.7%	43.5%	-	-
OOI[60] & expense	1,163	219	>5x	>5x	784	122	>6x	>6x
% Total Revenue	5.2%	1.0%	+4pp	+4pp	6.9%	1.1%	+6pp	+6pp
Operating profit	5,005	1,417	>3x	>4x	2,456	539	>4x	>6x
Operating Margin	22.4%	6.4%	+16pp	+17pp	21.5%	5.0%	+17pp	+19pp
Net finance expense	(654)	(612)	7	4	(367)	(293)	25	17
Joint ventures and associates	(1)	(5)	(71)	(69)	(1)	1	n/m	n/m
Profit before tax	4,350	800	>5x	>6x	2,088	247	>8x	n/m
Taxation	(726)	(52)	n/m	n/m	(268)	113	n/m	n/m
Tax rate	17%	7%			13%	-46%
Profit after tax	3,624	748	>4x	>6x	1,820	360	>5x	>9x
Earnings per share	$2.34	$0.48	>4x	>6x	$1.17	$0.23	>5x	>9x

Table 12: Reconciliation of Reported Profit before tax to EBITDA

	H1 2023	H1 2022	% Change		Q2 2023	Q2 2022	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	4,350	800	>5x	>6x	2,088	247	>8x	n/m
Net finance expense	654	612	7	4	367	293	25	17
Joint ventures and associates	1	5	(71)	(69)	1	(1)	n/m	n/m
Depreciation, amortisation and impairment	2,778	2,666	4	7	1,276	1,357	(6)	(4)
EBITDA	7,783	4,083	91	>2x	3,732	1,896	97	>2x

EBITDA for the comparative H1 2022 was negatively impacted by $2,318m unwind of inventory fair value uplift recognised on the acquisition of Alexion. EBITDA for the comparative Q2 2022 was negatively impacted by $1,138m unwind of inventory fair value uplift recognised on the acquisition of Alexion. This unwind had a $55m negative impact on H1 2023 and a $19m negative impact on Q2 2023. It will continue to be minimal in future quarters and will unwind fully over the next two quarters.

60 Other Operating Income.

Table 13: Reconciliation of Reported to Core financial measures: H1 2023

			Intangible
			Asset
			Amortisation &	Acquisition			Core
	Reported	Restructuring	Impairments	of Alexion	Other[61]	Core	% Change
H1 2023	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	18,430	118	16	57	(3)	18,618	3	8
Product Sales Gross Margin	82.0%					82.9%	+2pp	+3pp
Distribution expense	(265)	-	-	-	-	(265)	5	8
R&D expense	(5,278)	69	337	3	1	(4,868)	5	9
SG&A expense	(9,045)	102	1,906	4	683	(6,350)	4	8
Total operating expense	(14,588)	171	2,243	7	684	(11,483)	5	8
Other operating income & expense	1,163	(61)	-	-	-	1,102	>5x	>5x
Operating profit	5,005	228	2,259	64	681	8,237	12	20
Operating Margin	22.4%					36.9%	+4pp	+5pp
Net finance expense	(654)	-	-	-	152	(502)	6	1
Taxation	(726)	(52)	(428)	(15)	(204)	(1,425)	14	22
EPS	$2.34	$0.11	$1.18	$0.03	$0.41	$4.07	13	21

Table 14: Reconciliation of Reported to Core financial measures: Q2 2023

			Intangible
			Asset
			Amortisation &	Acquisition			Core
	Reported	Restructuring	Impairments	of Alexion	Other[61]	Core	% Change
Q2 2023	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	9,456	23	8	20	(5)	9,502	6	12
Product Sales Gross Margin	82.0%					82.4%	-	+2pp
Distribution expense	(131)	-	-	-	-	(131)	1	4
R&D expense	(2,667)	39	57	1	2	(2,568)	6	8
SG&A expense	(4,986)	61	952	2	675	(3,296)	5	8
Total operating expense	(7,784)	100	1,009	3	677	(5,995)	5	8
Other operating income & expense	784	-	-	-	-	784	>6x	>6x
Operating profit	2,456	123	1,017	23	672	4,291	27	39
Operating Margin	21.5%					37.6%	+6pp	+8pp
Net finance expense	(367)	-	-	-	105	(262)	17	4
Taxation	(268)	(28)	(197)	(6)	(195)	(694)	44	62
EPS	$1.17	$0.06	$0.53	$0.01	$0.38	$2.15	25	38

[61]

Other adjustments include fair-value adjustments relating to contingent consideration on business combinations and other acquisition-related liabilities, discount unwind on acquisition-related liabilities (see Note 4) and provision movements related to certain legal matters, including a $510m charge to provisions relating to a legal settlement with BMS and Ono in Q2 2023 (see Note 6).

Profit and Loss drivers

Gross profit

–	The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue. The change in Product Sales Gross Margin (Reported and Core) in the half was impacted by:
–	Positive effects from product mix. The increased contribution from Rare Disease and Oncology medicines had a positive impact on the Product Sales Gross Margin. Vaxzevria sales, which are dilutive to Product Sales Gross Margin, declined substantially
–	Dilutive effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu and Tezspire) has a negative impact on Product Sales Gross Margin because AstraZeneca records product revenues in certain markets but pays away a share of the gross profit to its collaboration partners
–	Dilutive effects from geographic mix. Emerging Markets, where Product Sales Gross Margin tends to be below the Company average, grew as a proportion of Total Revenue excluding COVID-19 medicines
–	Variations in Product Sales Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, cost inflation and other effects. The full impact of cost inflation is not seen in the Income Statement until older inventory built at lower cost has been sold; for some product lines the lag between inflation and impact can be several quarters

R&D expense

–	The change in R&D expense (Reported and Core) in the half was impacted by:
–	Recent positive data read-outs for several high priority medicines that have ungated late-stage trials
–	Investment in platforms, new technology and capabilities to enhance R&D productivity
–	Reported R&D expense was also impacted by intangible asset impairments

SG&A expense

–	The change in SG&A expense (Reported and Core) in the half was driven primarily by market development activities for launches
–	Reported SG&A expense was also impacted by amortisation of intangible assets related to the Alexion acquisition and other acquisitions and collaborations
–	Reported SG&A expense was also impacted by a $510m charge to provisions relating to a legal settlement in Q2 2023 and the prior year period was impacted by a $775m legal settlement with Chugai Pharmaceutical Co. Ltd

Other operating income

–	Reported and Core Other operating income in the half included a $712m gain resulting from an update to the contractual relationships for Beyfortus (nirsevimab), a $241m gain on the disposal of the US rights to Pulmicort Flexhaler, and other disposal proceeds on the sale of tangible assets, and royalties on certain medicines

Net finance expense

–	The increase in Net finance expense (Reported and Core) in the half was primarily driven by increased interest expense on floating rate debt and the interest on the $3.8bn of bonds issued in the period, partially offset by increased interest income on cash balances. Reported Net finance expense also increased due to changes in the discount unwind on acquisition related liabilities

Taxation

–	The effective Reported Tax rate for the half was 17% (H1 2022: 7%) and the Core Tax rate was 18% (H1 2022: 18%). The Reported Tax rate was lower in H1 2022 because Reported Tax rate is influenced by the tax rates in territories where profit is earned and Reported Profit before tax was significantly lower during H1 2022 which increases the rate impact of benefits from items such as intellectual property incentive regimes
–	The net cash paid for the half was $1,061m (H1 2022: $1,006m), representing 24% of Reported Profit before tax (H1 2022: 126%)
–	On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. The Company has applied the exception under the IAS 12 ‘Income Taxes’ amendment for recognising and disclosing information about deferred tax assets and liabilities related to top-up income taxes. The Company is currently assessing the impact of these rules upon its financial statements

Dividend

–	An interim dividend of $0.93 per share (71.8 pence, 9.64 SEK) has been declared. Dividend payments are normally paid as follows:
–	First interim dividend - announced with half-year and second-quarter results and paid in September
–	Second interim dividend - announced with full-year and fourth-quarter results and paid in March

Table 15: Cash Flow summary

	H1 2023	H1 2022	Change
	$m	$m	$m
Reported Operating profit	5,005	1,417	3,588
Depreciation, amortisation and impairment	2,778	2,666	112
Decrease in working capital and short-term provisions	(747)	2,391	(3,138)
Gains on disposal of intangible assets	(249)	(81)	(168)
Fair value movements on contingent consideration arising from business combinations	202	293	(91)
Non-cash and other movements	(594)	(814)	220
Interest paid	(483)	(386)	(97)
Taxation paid	(1,061)	(1,006)	(55)
Net cash inflow from operating activities	4,851	4,480	371
Net cash inflow before financing activities	3,085	3,512	(427)
Net cash outflow from financing activities	(3,550)	(5,035)	1,485

In H1 2022, the Reported Operating profit of $1,417m included a negative impact of $2,318m relating to the unwind of the inventory fair value uplift recognised on the acquisition of Alexion. This was offset by a corresponding item (positive impact of $2,318m) in decrease in working capital and short-term provisions. Overall, the unwind of the fair value uplift had no impact on Net cash inflow from operating activities. This unwind had $55m negative impact on H1 2023 Reported operating profit and offsetting positive impact on Working capital movements, and will continue to be minimal in future quarters. As a result of the update to the contractual relationships between AstraZeneca, Sobi and Sanofi relating to the future sales of Beyfortus (nirsevimab) in the US, a gain of $712m has been recorded in non-cash and other movements, with no overall net impact on the Net cash inflow from operating activities.

The change in Net cash inflow before financing activities is primarily driven by the movement in Purchase of intangible assets of $1,436m, including the acquisition of CinCor, in the half year to 30 June 2023.

Included within Net cash inflow before financing activities is a movement in the profit-participation liability of $175m, resulting from the cash receipt from Sobi in Q1 2023 after achievement of a regulatory milestone. The associated cash flow is presented within investing activities.

The decrease in Net cash outflow from financing activities of $1,485m is primarily driven by the Issue of loans and borrowings of $3,816m, offset by the increase in Repayment of loans and borrowings of $2,151m.

Capital expenditure

Capital expenditure amounted to $517m in the half to 30 June 2023 (H1 2022: $472m).

Table 16: Net debt summary

	At 30	At 31	At 30
	Jun 2023	Dec 2022	Jun 2022
	$m	$m	$m
Cash and cash equivalents	5,664	6,166	4,817
Other investments	148	239	70
Cash and investments	5,812	6,405	4,887
Overdrafts and short-term borrowings	(421)	(350)	(747)
Lease liabilities	(953)	(953)	(905)
Current instalments of loans	(4,135)	(4,964)	(1,415)
Non-current instalments of loans	(24,329)	(22,965)	(26,461)
Interest-bearing loans and borrowings (Gross debt)	(29,838)	(29,232)	(29,528)
Net derivatives	56	(96)	(48)
Net debt	(23,970)	(22,923)	(24,689)

Net debt increased by $1,047m in the half to 30 June 2023 to $23,970m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company’s solicited credit ratings and further details on Net Debt are disclosed in Note 3.

Capital allocation

The Board’s aim is to continue to strike a balance between the interests of the business, financial creditors and the Company’s shareholders. The Company’s capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 4.875% Notes due 2028, 1.750% Notes due 2028, 4.900% Notes due 2030, 2.250% Notes due 2031 and 4.875% Notes due 2033 (the “AstraZeneca Finance Notes”). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance’s existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC’s existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC62 for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC’s reports on Form 6-K furnished to the SEC on 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 17: Obligor group summarised Statement of comprehensive income

	H1 2023	H1 2022
	$m	$m
Total Revenue	-	-
Gross profit	-	-
Operating loss	(2)	(2)
Loss for the period	(480)	(275)
Transactions with subsidiaries that are not issuers or guarantors	9,487	331

Table 18: Obligor group summarised Statement of financial position

	At 30 Jun 2023	At 30 Jun 2022
	$m	$m
Current assets	7	7
Non-current assets	-	-
Current liabilities	(4,091)	(1,838)
Non-current liabilities	(24,165)	(23,994)
Amounts due from subsidiaries that are not issuers or guarantors	15,761	7,459
Amounts due to subsidiaries that are not issuers or guarantors	(290)	(295)

Foreign exchange

The Company’s transactional currency exposures on working-capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies’ reporting currency. Foreign exchange gains and losses on forward contracts for transactional hedging are taken to profit or loss. In addition, the Company’s external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date.

62    Securities Exchange Commission.

Table 19: Currency sensitivities

The Company provides the following currency-sensitivity information:

						Annual impact ($m) of
						5% strengthening
		Average				(FY 2023 average rate
		rates vs USD				vs FY 2022 average) [63]
								Core
							Total	Operating
Currency	Primary Relevance	FY 2022[64]	YTD 2023[65]	Change (%)	June 2023[66]	Change[67] (%)	Revenue	Profit
EUR	Total Revenue	0.95	0.92	3	0.92	3	323	159
CNY	Total Revenue	6.74	6.94	(3)	7.17	(6)	309	174
JPY	Total Revenue	131.59	134.92	(2)	141.34	(7)	181	122
Other[68]							385	202
GBP	Operating expense	0.81	0.81	(0)	0.79	2	46	(92)
SEK	Operating expense	10.12	10.48	(3)	10.77	(6)	7	(55)

Related-party transactions

There have been no significant related-party transactions in the period.

Principal risks and uncertainties

The Principal Risks and uncertainties facing the Group are set out on pages 56 to 59 of the Annual Report and Form 20-F Information 2022, and summarised below. They are not expected to change in respect of the second six months of the financial year and remain appropriate for the Group.

In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2022 are:

1.	Product pipeline: failure or delay in the delivery of AstraZeneca’s pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval.
2.	Commercialisation risks: pricing, affordability, access and competitive pressures; failures or delays in the quality or execution of the Group’s commercial strategies.
3.	Supply-chain and business-execution risks: failure to maintain supply of compliant, quality medicines; failure in information technology or cybersecurity; failure to attract, develop, engage and retain a diverse, talented and capable workforce.
4.	Legal, regulatory and compliance risks: safety and efficacy of marketed medicines is questioned; adverse outcome of litigation and / or governmental investigations; IP risks related to our products.
5.	Economic and financial risks: failure to achieve strategic plans or meet targets or expectations; geopolitical and / or macroeconomic volatility disrupts the operation of our global business.

63    Based on best prevailing assumptions around currency profiles.

64    Based on average daily spot rates 1 Jan 2022 to 31 Dec 2022.

65    Based on average daily spot rates 1 Jan 2023 to 30 Jun 2023.

66    Based on average daily spot rates 1 Jun 2023 to 30 Jun 2023.

67    Change vs the average spot rate for the previous year

68    Other currencies include AUD, BRL, CAD, KRW and RUB.

Sustainability

Since the last quarterly report, AstraZeneca:

Access to healthcare

–	Participated in the World Health Assembly in Geneva in May, including through high-level meetings on lung health, cancer and chronic kidney disease and Chair Michel Demaré’s formal participation at the World Health Organization public session on “The role of the Health Community in Climate Action: taking stock and moving forward” alongside the Director-General of the World Health Organization, CEO of COP28, German Ambassador to the U.N. and other dignitaries
–	The Partnership for Health System Sustainability and Resilience (PHSSR) continued to create research and engagement opportunities for stakeholders in Brazil, Greece, Canada, Italy and Germany, activating policymakers and calling for action to strengthen health systems. The PHSSR also published its 2023 PHSSR Summary Report in May, which underscores the need for both health system resilience in the face of shocks and stresses, and sustainability amid longer-term demographic, social, technological, economic and environmental shifts. In addition, an EU PHSSR expert advisory group was convened to develop EU-level recommendations focused on non-communicable disease prevention and early detection
–	Healthy Heart Africa (HHA) continued to contribute to healthcare system strengthening in Africa, through partnership between global and local stakeholders. HHA has trained more than 10,600 healthcare workers and has conducted more than 38.5 million blood pressure screenings since its launch in 2014, achieving a record one million screenings per month in February to June 2023 (data as at end of June 2023)
–	Young Health Programme exceeded 10 million young people reached with information about NCD risk factors through prevention programming and advocacy work since launch in 2010. AstraZeneca and UNICEF were recognised with the Better Society Award for Best Partnership with an International Charity for the programme’s impact
–	A.Catalyst Network, the Company’s global network of health innovation hubs, launched a new hub in Brazil which will focus on solutions for early diagnosis, disease awareness and the interconnection of electronic medical records in the health ecosystem, as well as reducing the emissions from the delivery of healthcare

Environmental protection

–	Announced an innovative partnership with Vanguard Renewables to decarbonise all AstraZeneca research and manufacturing sites in the US by the end of 2026. Food and agricultural waste will be turned into renewable natural gas, a source of clean heat to power the Company’s US sites. This partnership will deliver emissions reductions, contribute to the circular economy and capture methane that would have otherwise gone into atmosphere. Delivery of the renewable natural gas began in June 2023, and by 2026 as much as 650,000 million British thermal units of renewable natural gas will be produced, equivalent to the energy required to heat more than 17,800 US homes for a year
–	Announced an expansion of the Company’s global reforestation and biodiversity programme, AZ Forest, increasing investment to $400m to plant and maintain a total of 200 million trees by 2030, across six continents. This commitment includes new or expanded projects in Brazil, India, Vietnam, Ghana and Rwanda that will contribute to the Company’s Ambition Zero Carbon programme, restore nature, promote biodiversity and build ecological and community resilience, spanning over 100,000 hectares worldwide
–	CEO Pascal Soriot signed an Open Letter to suppliers through the Sustainable Markets Initiative Health Systems Task Force which he convenes, alongside six global pharmaceuticals leaders. This letter, endorsed by the World Health Organisation, calls on suppliers to commit to the joint, minimum climate and sustainability targets the Task Force has set, to help address the emissions across the healthcare value chain

–	CEO Pascal Soriot gave a keynote address on the interconnection between population and planetary health at London Climate Week in June, highlighting the need to decarbonise healthcare which contributes approximately 5% of global greenhouse gas emissions. In May, Pam Cheng, EVP Global Operations & IT and Chief Sustainability Officer, gave a keynote speech at a G7 event in Japan on the interconnection between planetary and human health, led by the Health and Global Policy Institute and Nagasaki University
–	Launched Activate, a new programme targeting the reduction of the environmental impact of the production of active pharmaceutical ingredients, together with Manufacture 2030 and five other pharmaceutical companies in 21 countries. Initially announced at COP27, the programme is built on opportunities identified for cross-industry collaboration and aims to make an impact across a key segment of the pharmaceutical industry’s value chain

Ethics and transparency

–	Held an internal panel discussion on Diversity in Clinical Trials, chaired by a member of the Global Inclusion & Diversity Council and featuring experts from across AstraZeneca. The focus was on the changes the Company is making in its approach, and the impact the work is having on patient populations

–	Marked “World Day for Cultural Diversity for Dialogue and Development” with an employee engagement campaign giving colleagues the opportunity to share information about their cultures. Used the day to highlight the importance of cultural intelligence in a global organisation and the impact it can have on performance as well as launching a cultural intelligence toolkit to employees

–	Marked Pride Month with posts across social media channels, events held internally across the globe and participation from the AZ Pride Employee Resources groups at Pride marches and parades across Asia, Europe, South America and the US

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement on 27 April 2023, up to and including events on 27 July 2023.

A comprehensive view of AstraZeneca’s pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new practice-changing data from cancer medicines across its robust pipeline at the 2023 American Society of Clinical Oncology (ASCO) congress in June 2023. More than 130 abstracts featured 22 approved and potential new medicines across the Company’s diverse oncology portfolio and pipeline, including 11 oral presentations as well as the Company’s fifth consecutive plenary presentation, featuring Tagrisso Phase III ADAURA overall survival data.

Tagrisso

Event		Commentary
Phase III trial readout	FLAURA2

Met primary endpoint demonstrating Tagrisso in combination with chemotherapy resulted in a statistically significant and clinically meaningful improvement in PFS compared to Tagrisso alone for patients with locally advanced or metastatic EGFRm NSCLC. Data to be featured as presidential plenary at the World Conference on Lung Cancer 2023. (May 2023)

Presentation: ASCO	ADAURA

Results from updated analysis of the ADAURA Phase III trial, presented at ASCO, demonstrated Tagrisso reduced the risk of death by 51% compared to placebo in both the primary analysis population (Stages II-IIIA), and in the overall trial population (Stages IB-IIIA). (June 2023)

Imfinzi and Imjudo

Event		Commentary
Phase III trial readout	MATTERHORN

Met key secondary endpoint demonstrating Imfinzi added to standard-of-care FLOT[69] neoadjuvant chemotherapy resulted in a statistically significant and clinically meaningful improvement in the key secondary endpoint of pCR versus neoadjuvant chemotherapy alone for patients with resectable, early-stage and locally advanced gastric and gastroesophageal junction cancers. (June 2023)

Presentation: ESMO GI70	HIMALAYA

Updated results showed Imfinzi plus Imjudo demonstrated a sustained, clinically meaningful 22% reduction in risk of death versus sorafenib in patients with unresectable HCC who had not received prior systemic therapy and were not eligible for localised treatment. (June 2023)

69 Fluorouracil, oxaliplatin and docetaxel.

70 Gastrointestinal.

Lynparza

Event		Commentary
Phase III trial readout	DUO-E (Lynparza and Imfinzi)

Met primary endpoint, demonstrating that Imfinzi in combination with platinum-based chemotherapy followed by either Imfinzi plus Lynparza or Imfinzi alone as maintenance therapy resulted in a statistically significant and clinically meaningful improvement in PFS compared to standard-of-care chemotherapy alone in patients with newly diagnosed advanced or recurrent endometrial cancer. (May 2023)

Approval	US	Lynparza in combination with abiraterone and prednisone or prednisolone for the treatment of adult patients with deleterious or suspected deleterious BRCAm mCRPC[71]. (June 2023)
Presentation: ASCO	DUO-O (Lynparza and Imfinzi)

Results from a planned interim analysis of the DUO-O Phase III trial, presented at ASCO, showed that the combination of Lynparza, Imfinzi, chemotherapy and bevacizumab reduced the relative risk of disease progression or death by 37% versus chemotherapy and bevacizumab in newly diagnosed patients with advanced high-grade epithelial ovarian cancer without tumour BRCAm. In the HRD-positive subgroup, Lynparza, Imfinzi, chemotherapy and bevacizumab reduced the relative risk of disease progression or death by 51% versus chemotherapy and bevacizumab alone. (June 2023)

Phase II/III trial readout	GY005

Did not meet primary endpoint in the intent-to-treat population of a statistically significant improvement in PFS with cediranib added to Lynparza or cediranib alone versus standard of care chemotherapy in patients with recurrent platinum-resistant or -refractory ovarian, fallopian tube, or primary peritoneal cancer. (July 2023)

Enhertu

Event		Commentary
Presentation: ASCO	DESTINY- PanTumor02

Results from a planned interim analysis of the DESTINY-PanTumor02 Phase II trial, presented at ASCO, demonstrated Enhertu resulted in a confirmed ORR[72] of 37.1% and DCR[73] of 68.2% in previously treated patients with HER2-expressing advanced solid tumours. (June 2023)

Phase II trial readout	DESTINY- PanTumor02

Primary analysis of the ongoing DESTINY-PanTumor02 Phase II trial showed Enhertu demonstrated clinically meaningful PFS and OS across multiple HER2-expressing advanced solid tumours, two secondary endpoints of the trial. (July 2023)

Approval	China

For the treatment of adult patients with unresectable or metastatic HER2-low (IHC[74] 1+ or IHC 2+/ISH[75]-) breast cancer who have received a prior systemic therapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy. (July 2023)

capivasertib

Event		Commentary
FDA priority review	US

Capivasertib in combination with Faslodex for the treatment of HR-positive, HER2-negative locally advanced or metastatic breast cancer following recurrence or progression on or after an endocrine-based regimen. (June 2023)

71 Metastatic castration-resistant prostate cancer.

72 Overall response rate.

73 Disease Control Rate.

74 Immunohistochemistry.

75 In situ hybridization.

datopotamab deruxtecan (Dato-Dxd)

Event		Commentary
Presentation: ASCO	TROPION- Lung02

Updated results from the TROPION-Lung02 Phase Ib trial, presented at ASCO, demonstrated Dato-DXd plus pembrolizumab with or without platinum chemotherapy demonstrated objective response rates of 57% and 50%, respectively, with a disease control rate of 91% across cohorts, in patients with advanced NSCLC. (June 2023)

Phase III trial readout	TROPION- Lung01

Met dual primary endpoint demonstrating statistically significant improvement for PFS compared to docetaxel in patients with locally advanced or metastatic NSCLC treated with at least one prior therapy. (July 2023)

BioPharmaceuticals – CVRM

Farxiga

Event		Commentary
Approval	US

Approved to reduce the risk of cardiovascular death, hospitalisation for heart failure and urgent heart failure visits in adults with heart failure regardless of left ventricular ejection fraction status. The approval was based on positive results from the DELIVER Phase III trial. Farxiga was previously approved in the US for adults with heart failure with reduced ejection fraction. (May 2023)

Approval	China	Xigduo XR (Farxiga and metformin fixed-dose combination) approved for the treatment of adults with type-2 diabetes as an adjunct to diet and exercise to improve glycaemic control. (June 2023)

Andexxa

Event		Commentary
Phase IV readout	ANNEXA-I

A registrational post-marketing Phase IV trial was stopped early based on achieving pre-specified criteria of superior haemostatic efficacy versus usual care. A Phase IV trial was required to convert from conditional to full approval in the EU and US and the Company will now proceed with regulatory filings. (June 2023)

roxadustat

Event		Commentary
Phase III data readout	MATTERHORN

AstraZeneca’s partner, FibroGen Inc., (FibroGen) announced that the MATTERHORN Phase III trial for the treatment of anaemia in patients with myelodysplastic syndrome did not meet its primary efficacy endpoint. (May 2023)

Phase II/III data readout	NCT03303066	FibroGen announced positive top-line data from a Phase III trial in patients receiving concurrent chemotherapy treatment for non-myeloid malignancies in China. (May 2023)

eplontersen

Event		Commentary
Phase III data readout	NEURO-TTRansform

AstraZeneca’s partner, Ionis Pharmaceuticals, announced positive top-line 85-week data for eplontersen in patients with hereditary transthyretin-mediated amyloid polyneuropathy, showing sustained improvements in measures of neuropathy disease and a favourable safety and tolerability profile. (July 2023)

BioPharmaceuticals – R&I

Brazikumab

Event		Commentary
Phase III trials discontinued	INTREPID, EXPEDITION

The decision to discontinue brazikumab’s inflammatory bowel disease development programme followed a review of brazikumab’s development timeline and the context of a competitive landscape that has continued to evolve. The timeline was impacted by delays that could not be mitigated following global events. No safety concerns were identified for patients in these trials. (June 2023)

Fasenra

Event		Commentary
Phase III trial discontinued	FJORD	Trial in bullous pemphigoid discontinued for futility (efficacy). (July 2023)

BioPharmaceuticals – V&I

AZD3152

Event		Commentary
Phase I/III safety data	SUPERNOVA

Positive high-level results from the Phase I safety cohort of the ongoing SUPERNOVA Phase I/III COVID-19 prevention trial showed that AstraZeneca’s long-acting antibody AZD3152 was generally well-tolerated and displayed pharmacokinetics consistent with Evusheld through day 29. These data are now being shared with regulatory authorities and could potentially lead to availability of AZD3152 in some countries outside of the US under early access mechanisms. (July 2023)

Trial design update	SUPERNOVA

The primary endpoint of the SUPERNOVA has been updated to measure the efficacy of a 300mg intramuscular dose of AZD3152. In consultation with the US FDA, a pivotal immunobridging sub-study has been added to the trial, which will compare neutralising antibody levels of subjects who receive a 1,200mg dose delivered intravenously to neutralising antibody levels of subjects who receive 300mg IM of Evusheld. Data from the sub study are expected late in H2 2023, and the efficacy data are expected in H1 2024.

Beyfortus

Event		Commentary
Approval	US

Approved in the US for the prevention of respiratory syncytial virus lower respiratory tract disease in newborns and infants born during or entering their first RSV season, and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. Beyfortus will be available in the US ahead of the upcoming 2023-2024 RSV season. (July 2023)

The approval follows the unanimous vote by the Antimicrobial Drugs Advisory Committee (AMDAC) on the favourable benefit-risk profile of Beyfortus. (June 2023)

Rare Disease

AstraZeneca presented new clinical and real-world data in multiple haematological conditions, further demonstrating its ambition to redefine care in haematology at the European Hematology Association (EHA). Alexion, AstraZeneca Rare Disease, showcased pivotal data in patients with paroxysmal nocturnal haemoglobinuria PNH experiencing symptoms of clinically significant extravascular haemolysis. Additional data and analyses were presented focusing on improving understanding, and management of debilitating rare diseases; AL76 amyloidosis and aHUS.

Soliris

Event		Commentary
Approval	EU	Children and adolescents with refractory gMG. (June 2023)
Approval	China	Adults with refractory gMG. (June 2023)

Ultomiris

Event		Commentary
Approval	Japan	Prevention of relapses in patients with NMOSD. (May 2023)
Approval	EU	Adults with NMOSD. (May 2023)

76 Amyloid light chain.

danicopan

Event		Commentary
Presentation: EHA	ALPHA Phase III

Positive results showed that, first-in-class oral Factor D inhibitor, danicopan as add-on to standard of care C5 inhibitor therapy Ultomiris or Soliris, demonstrated a statistically significant and clinically meaningful increase in haemoglobin levels and maintained disease control in patients with PNH who experience clinically significant EVH. Primary endpoint measured the change in haemoglobin from baseline to week 12, reported as least squares mean change from baseline and standard error of the mean (2.94 [0.211] g/dL vs 0.50 [0.313] g/dL; p<0.0001). All key secondary endpoints also met statistical superiority in favour of danicopan plus Ultomiris or Soliris, compared to placebo plus C5 inhibition. (June 2023)

Koselugo

Event		Commentary
Approval	China	Paediatric patients with neurofibromatosis type 1 and plexiform neurofibromas. (May 2023)

Interim Financial Statements

Table 20: Condensed consolidated statement of comprehensive income: H1 2023

For the half year ended 30 June	2023	2022
	$m	$m
Total Revenue[77]	22,295	22,161
Product Sales	21,448	21,610
Alliance Revenue	627	290
Collaboration Revenue	220	261
Cost of sales	(3,865)	(6,509)
Gross profit	18,430	15,652
Distribution expense	(265)	(254)
Research and development expense	(5,278)	(4,679)
Selling, general and administrative expense	(9,045)	(9,521)
Other operating income and expense	1,163	219
Operating profit	5,005	1,417
Finance income	141	35
Finance expense	(795)	(647)
Share of after tax losses in associates and joint ventures	(1)	(5)
Profit before tax	4,350	800
Taxation	(726)	(52)
Profit for the period	3,624	748

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	7	1,031
Net losses on equity investments measured at fair value through other comprehensive income	(48)	(12)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	4	2
Tax on items that will not be reclassified to profit or loss	(5)	(275)
	(42)	746
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	105	(1,326)
Foreign exchange arising on designated liabilities in net investment hedges	(101)	(195)
Fair value movements on cash flow hedges	89	(138)
Fair value movements on cash flow hedges transferred to profit and loss	(71)	131
Fair value movements on derivatives designated in net investment hedges	40	34
Costs of hedging	(1)	(13)
Tax on items that may be reclassified subsequently to profit or loss	12	46
	73	(1,461)
Other comprehensive income/(loss), net of tax	31	(715)
Total comprehensive income for the period	3,655	33
Profit attributable to:
Owners of the Parent	3,621	746
Non-controlling interests	3	2
	3,624	748
Total comprehensive income attributable to:
Owners of the Parent	3,652	33
Non-controlling interests	3	-
	3,655	33
Basic earnings per $0.25 Ordinary Share	$2.34	$0.48
Diluted earnings per $0.25 Ordinary Share	$2.32	$0.48
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,548
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,561

[77]	Effective 1 January 2023, the Group has updated the presentation of Total Revenue. See Note 1 for further details of the presentation of Alliance Revenue.

Table 21: Condensed consolidated statement of comprehensive income: Q2 2023

	Unreviewed[78]	Unreviewed
For the quarter ended 30 June	2023	2022
	$m	$m
Total Revenue[77]	11,416	10,771
Product Sales	10,882	10,630
Alliance Revenue	341	138
Collaboration Revenue	193	3
Cost of sales	(1,960)	(2,998)
Gross profit	9,456	7,773
Distribution expense	(131)	(129)
Research and development expense	(2,667)	(2,546)
Selling, general and administrative expense	(4,986)	(4,681)
Other operating income and expense	784	122
Operating profit	2,456	539
Finance income	64	18
Finance expense	(431)	(311)
Share of after tax (losses)/profits in associates and joint ventures	(1)	1
Profit before tax	2,088	247
Taxation	(268)	113
Profit for the period	1,820	360

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	17	696
Net losses on equity investments measured at fair value through other comprehensive income	(94)	(30)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	2	2
Tax on items that will not be reclassified to profit or loss	(29)	(181)
	(104)	487
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(209)	(1,107)
Foreign exchange arising on designated liabilities in net investment hedges	(94)	(163)
Fair value movements on cash flow hedges	33	(143)
Fair value movements on cash flow hedges transferred to profit and loss	4	120
Fair value movements on derivatives designated in net investment hedges	24	42
Costs of hedging	(1)	(13)
Tax on items that may be reclassified subsequently to profit or loss	-	45
	(243)	(1,219)
Other comprehensive loss, net of tax	(347)	(732)
Total comprehensive income/(loss) for the period	1,473	(372)
Profit attributable to:
Owners of the Parent	1,818	360
Non-controlling interests	2	-
	1,820	360
Total comprehensive income/(loss) attributable to:
Owners of the Parent	1,471	(372)
Non-controlling interests	2	-
	1,473	(372)
Basic earnings per $0.25 Ordinary Share	$1.17	$0.23
Diluted earnings per $0.25 Ordinary Share	$1.17	$0.23
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,560

[78]

The Q2 2023 and Q2 2022 information in respect of the three months ended 30 June 2023 and 30 June 2022 respectively included in the Interim Financial Statements have not been reviewed by PricewaterhouseCoopers LLP.

Table 22: Condensed consolidated statement of financial position

	Reviewed[79]	Audited	Reviewed
	At 30 Jun	At 31 Dec	At 30 Jun
	2023	2022	2022
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	8,675	8,507	8,722
Right-of-use assets	949	942	905
Goodwill	19,960	19,820	19,821
Intangible assets	38,326	39,307	39,900
Investments in associates and joint ventures	72	76	56
Other investments	1,071	1,066	1,124
Derivative financial instruments	163	74	113
Other receivables	752	835	881
Deferred tax assets	3,736	3,263	4,140
	73,704	73,890	75,662
Current assets
Inventories	5,051	4,699	6,220
Trade and other receivables	11,092	10,521	8,908
Other investments	148	239	70
Derivative financial instruments	44	87	109
Intangible assets	-	-	89
Income tax receivable	840	731	704
Cash and cash equivalents	5,664	6,166	4,817
Assets held for sale	-	150	-
	22,839	22,593	20,917
Total assets	96,543	96,483	96,579
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(4,556)	(5,314)	(2,162)
Lease liabilities	(231)	(228)	(220)
Trade and other payables	(19,738)	(19,040)	(17,821)
Derivative financial instruments	(83)	(93)	(90)
Provisions	(567)	(722)	(541)
Income tax payable	(1,200)	(896)	(981)
	(26,375)	(26,293)	(21,815)
Non-current liabilities
Interest-bearing loans and borrowings	(24,329)	(22,965)	(26,461)
Lease liabilities	(722)	(725)	(685)
Derivative financial instruments	(68)	(164)	(180)
Deferred tax liabilities	(2,800)	(2,944)	(5,275)
Retirement benefit obligations	(1,078)	(1,168)	(1,310)
Provisions	(1,357)	(896)	(892)
Other payables	(2,398)	(4,270)	(4,010)
	(32,752)	(33,132)	(38,813)
Total liabilities	(59,127)	(59,425)	(60,628)
Net assets	37,416	37,058	35,951
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	387	387	387
Share premium account	35,163	35,155	35,134
Other reserves	2,076	2,069	2,068
Retained earnings	(234)	(574)	(1,657)
	37,392	37,037	35,932
Non-controlling interests	24	21	19
Total equity	37,416	37,058	35,951

[79]

The Condensed consolidated statement of financial position as at 30 June 2023 and 30 June 2022 have been reviewed by PricewaterhouseCoopers LLP. The Condensed consolidated statement of financial position as at 31 December 2022 has been audited by PricewaterhouseCoopers LLP.

Table 23: Condensed consolidated statement of changes in equity

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	387	35,126	2,045	1,710	39,268	19	39,287
Profit for the period	-	-	-	746	746	2	748
Other comprehensive loss	-	-	-	(713)	(713)	(2)	(715)
Transfer to other reserves	-	-	23	(23)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,046)	(3,046)	-	(3,046)
Issue of Ordinary Shares	-	8	-	-	8	-	8
Share-based payments charge for the period	-	-	-	346	346	-	346
Settlement of share plan awards	-	-	-	(677)	(677)	-	(677)
Net movement	-	8	23	(3,367)	(3,336)	-	(3,336)
At 30 Jun 2022	387	35,134	2,068	(1,657)	35,932	19	35,951

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	387	35,155	2,069	(574)	37,037	21	37,058
Profit for the period	-	-	-	3,621	3,621	3	3,624
Other comprehensive income	-	-	-	31	31	-	31
Transfer to other reserves	-	-	7	(7)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,047)	(3,047)	-	(3,047)
Issue of Ordinary Shares	-	8	-	-	8	-	8
Share-based payments charge for the period	-	-	-	274	274	-	274
Settlement of share plan awards	-	-	-	(532)	(532)	-	(532)
Net movement	-	8	7	340	355	3	358
At 30 Jun 2023	387	35,163	2,076	(234)	37,392	24	37,416

Table 24: Condensed consolidated statement of cash flows

For the half year ended 30 June	2023	2022
	$m	$m
Cash flows from operating activities
Profit before tax	4,350	800
Finance income and expense	654	612
Share of after tax losses of associates and joint ventures	1	5
Depreciation, amortisation and impairment	2,778	2,666
(Increase)/decrease in working capital and short-term provisions	(747)	2,391
Gains on disposal of intangible assets	(249)	(81)
Fair value movements on contingent consideration arising from business combinations	202	293
Non-cash and other movements	(594)	(814)
Cash generated from operations	6,395	5,872
Interest paid	(483)	(386)
Tax paid	(1,061)	(1,006)
Net cash inflow from operating activities	4,851	4,480
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(189)	-
Payments upon vesting of employee share awards attributable to business combinations	(23)	(158)
Payment of contingent consideration from business combinations	(398)	(367)
Purchase of property, plant and equipment	(517)	(472)
Disposal of property, plant and equipment	126	-
Purchase of intangible assets	(1,436)	(434)
Disposal of intangible assets	288	442
Movement in profit-participation liability	175	-
Purchase of non-current asset investments	(26)	(28)
Disposal of non-current asset investments	10	35
Movement in short-term investments, fixed deposits and other investing instruments	90	9
Payments to associates and joint ventures	-	(5)
Interest received	134	10
Net cash outflow from investing activities	(1,766)	(968)
Net cash inflow before financing activities	3,085	3,512
Cash flows from financing activities
Proceeds from issue of share capital	8	8
Issue of loans and borrowings	3,816	-
Repayment of loans and borrowings	(3,408)	(1,257)
Dividends paid	(3,069)	(2,971)
Hedge contracts relating to dividend payments	27	(77)
Repayment of obligations under leases	(129)	(134)
Movement in short-term borrowings	72	316
Payment of Acerta Pharma share purchase liability	(867)	(920)
Net cash outflow from financing activities	(3,550)	(5,035)
Net decrease in Cash and cash equivalents in the period	(465)	(1,523)
Cash and cash equivalents at the beginning of the period	5,983	6,038
Exchange rate effects	(47)	(35)
Cash and cash equivalents at the end of the period	5,471	4,480
Cash and cash equivalents consist of:
Cash and cash equivalents	5,664	4,817
Overdrafts	(193)	(337)
	5,471	4,480

Responsibility statement of the directors in respect of the half-yearly financial report

We confirm that to the best of our knowledge:

‒	the condensed consolidated Interim Financial Statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union and UK-adopted IAS 34;

‒	the half-yearly management report gives a true and fair view of the assets, liabilities, financial position and profit or loss of the company;

‒	the half-yearly management report includes a fair review of the information required by:

a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated Interim Financial Statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six month period to 30 June 2023 and their respective responsibilities can be found on the Leadership team section of astrazeneca.com.

Approved by the Board and signed on its behalf by

Pascal Soriot

Chief Executive Officer

28 July 2023

Independent review report to AstraZeneca PLC

Report on the Interim financial statements

Our conclusion

We have reviewed AstraZeneca PLC’s Interim financial statements (the “Interim financial statements”) in the half-yearly financial report of AstraZeneca PLC for the six month period ended 30 June 2023 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the Interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The Interim financial statements comprise:

‒	the Condensed consolidated statement of financial position as at 30 June 2023;
‒	the Condensed consolidated statement of comprehensive income: H1 2023 for the period then ended;
‒	the Condensed consolidated statement of changes in equity for the period then ended;
‒	the Condensed consolidated statement of cash flows for the period then ended; and
‒	the explanatory notes to the Interim financial statements.

The Interim financial statements included in the half-yearly financial report of AstraZeneca PLC have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Independent review report to AstraZeneca PLC (continued)

Responsibilities for the Interim financial statements and the review

Our responsibilities and those of the directors

The half-yearly financial report, including the Interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the half-yearly financial report, including the Interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the Interim financial statements in the half-yearly financial report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

London

28 July 2023

Notes to the Interim Financial Statements

Note 1:  Basis of preparation and accounting policies

These unaudited condensed consolidated Interim Financial Statements for the six months ended 30 June 2023 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim Financial Statements for the six months ended 30 June 2023 were approved by the Board of Directors for publication on 28 July 2023.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2022 were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRSs as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim Financial Statements have been prepared applying the accounting policies that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2022.

The comparative figures for the financial year ended 31 December 2022 are not the Group’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and have been delivered to the registrar of companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Alliance and Collaboration Revenues

Effective 1 January 2023, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include Alliance Revenue as a separate element to Collaboration Revenue. Alliance Revenue, previously reported within Collaboration Revenue, comprises income related to sales made by collaboration partners, where AstraZeneca is entitled to a profit share, revenue share or royalties, which are recurring in nature while the collaboration arrangement remains in place. Alliance Revenue does not include Product Sales where AstraZeneca is leading commercialisation in a territory. Collaboration Revenue arising from collaborative arrangements where the Group retains a significant ongoing economic interest and receives upfront amounts and event-triggered milestones, which arise from the licensing of intellectual property, will continue to be reported as Collaboration Revenue. In collaboration arrangements either AstraZeneca or the collaborator acts as principal in sales to the end customer. Where AstraZeneca acts as principal, we record 100% of sales to the end customer within Product Sales. The revised presentation reflects the increasing importance of income arising from profit share arrangements where collaboration partners are responsible for booking revenues in some or all territories.

The comparative revenue reported in H1 2023  relating to the half year to 30 June 2022 has been retrospectively adjusted to reflect the new split of Total Revenue, resulting in Alliance Revenue being reported for the half year 30 June 2022 of $290m, however the combined total of Alliance Revenue and Collaboration Revenue is equal to the previously reported Collaboration Revenue total for the half year 30 June 2022.

Going concern

The Group has considerable financial resources available. As at 30 June 2023, the Group has $12.6bn in financial resources (Cash and cash equivalent balances of $5.7bn and undrawn committed bank facilities of $6.9bn available, of which $2.0bn of the facilities are available until February 2025 and the other $4.9bn are available until April 2026, with $4.6bn of borrowings due within one year). These facilities contain no financial covenants and were undrawn at 30 June 2023.

The Group’s revenues are largely derived from sales of medicines covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim Financial Statements.

Legal proceedings

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s  Annual Report and Form 20-F Information 2022.

IAS 12 ‘Income Taxes’

On 25 May 2023, the IASB issued an amendment to IAS 12 ‘Income Taxes’ to clarify how the effects of the global minimum tax framework should be accounted for and disclosed effective 1 January 2023. This was endorsed by the UK Endorsement Board on 19 July 2023 and has been adopted by the Company for 2023 reporting. The Company has applied the exemption to recognising and disclosing information about deferred tax assets and liabilities related to Pillar 2 income taxes. The Company is currently assessing the potential impact of these draft rules upon its financial statements.

Note 2:  Intangible assets

In accordance with IAS 36 ‘Impairment of Assets’, reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. As a result, total impairment charges of $320m have been recorded against intangible assets during the six months ended 30 June 2023 (H1 2022: $26m net reversal). Net impairment charges in respect of medicines in development were $320m (H1 2022: $9m reversal) including the $244m impairment of the ALXN1840 intangible asset, following decision to discontinue this development programme in Wilson’s disease.

As previously disclosed, on 16 January 2023 AstraZeneca completed the acquisition of Neogene Therapeutics Inc. (Neogene), a global clinical-stage biotechnology company pioneering the discovery, development and manufacturing of next-generation T-cell receptor therapies (TCR-Ts). The purchase price allocation exercise has completed, with the fair value of total consideration determined at $267m. Intangible assets of $100m and goodwill of $158m were recognised in the acquisition balance sheet, as well as a cash outflow of $189m net of cash acquired. Future contingent milestones-based and non-contingent consideration is payable to a maximum of $120m. Neogene’s results have been consolidated into the Group’s results from 16 January 2023.

The acquisition of CinCor completed on 24 February 2023, recorded as an asset acquisition, with consideration and net assets acquired of $1,268m, which included intangible assets acquired of $780m, $424m of cash and cash equivalents, and $75m of marketable securities. The Condensed consolidated statement of cash flows includes a $1,204m payment for the intangible assets which is presented net of the $424m cash and cash equivalents acquired within Purchase of intangible assets, whilst the $75m increase in marketable securities is presented within Movement in short-term investments, fixed deposits and other investing instruments. Contingent consideration of up to $496m could be paid on achievement of regulatory milestones, and will be recognised when the associated milestones are triggered.

Note 3:  Net debt

The table below provides an analysis of Net Debt and a reconciliation of Net Cash Flow to the movement in Net Debt. The Group monitors Net Debt as part of its capital-management policy as described in Note 28 of the Annual Report and Form 20-F Information 2022. Net Debt is a non-GAAP financial measure.

Table 25: Net debt

	At 1 Jan	Cash		Non-cash	Exchange	At 30 Jun
	2023	flow	Acquisitions	& other	movements	2023
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(22,965)	(3,827)	-	2,587	(124)	(24,329)
Non-current instalments of leases	(725)	(1)	(6)	10	-	(722)
Total long-term debt	(23,690)	(3,828)	(6)	2,597	(124)	(25,051)
Current instalments of loans	(4,964)	3,409	-	(2,594)	14	(4,135)
Current instalments of leases	(228)	141	(2)	(146)	4	(231)
Bank collateral received	(89)	(61)	-	-	-	(150)
Other short-term borrowings excluding overdrafts	(78)	(11)	-	-	11	(78)
Overdrafts	(183)	(10)	-	-	-	(193)
Total current debt	(5,542)	3,468	(2)	(2,740)	29	(4,787)
Gross borrowings	(29,232)	(360)	(8)	(143)	(95)	(29,838)
Net derivative financial instruments	(96)	(27)	-	179	-	56
Net borrowings	(29,328)	(387)	(8)	36	(95)	(29,782)
Cash and cash equivalents	6,166	(455)	-	-	(47)	5,664
Other investments - current	239	(90)	-	-	(1)	148
Cash and investments	6,405	(545)	-	-	(48)	5,812
Net debt	(22,923)	(932)	(8)	36	(143)	(23,970)

Non-cash movements in the period include fair value adjustments under IFRS 9 Financial Instruments.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 June 2023 was $150m (31 December 2022: $89m) and the carrying value of such cash collateral posted by the Group at 30 June 2023 was $136m (31 December 2022: $162m).

The equivalent GAAP measure to Net debt is ‘liabilities arising from financing activities’, which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $805m (31 December 2022: $1,646m),  which is shown in current other payables.

Net debt increased by $1,047m in the half to $23,970m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1.

During the six months ended 30 June 2023, there were no changes to the Company’s solicited credit ratings issued by Standard and Poor’s (long term: A; short term: A-1)  and from Moody’s (long term: A3; short term: P-2).

Note 4:   Financial Instruments

As detailed in the Group’s most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $247m at 30 June 2023 (31 December 2022: $186m) and for which fair value gains of $1m have been recognised in the six months ended 30 June 2023 (H1 2022: $48m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net losses on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the six months ended 30 June 2023 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,083m of other investments, $4,400m held in money-market funds, $289m of loans designated at fair value through profit or loss and $56m of derivatives as at 30 June 2023. With the exception of derivatives being Level 2 fair valued, certain equity investments as described above and an equity warrant of $16m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $136m of cash collateral pledged to counterparties. The total fair value of interest-bearing loans and borrowings at 30 June 2023, which have a carrying value of $29,838m in the Condensed consolidated statement of financial position, was $28,591m.

As announced in April 2023, the contractual relationship between AstraZeneca and Swedish Orphan Biovitrum AB (Sobi) relating to future sales of Beyfortus (nirsevimab) in the US has been replaced by a royalty relationship between Sanofi and Sobi. As a result, a non-current other payable representing AstraZeneca’s future obligations to Sobi was eliminated from AstraZeneca’s Statement of Financial Position in the quarter, and AstraZeneca recorded a gain of $712m in Core Other operating income.

Table 26: Financial instruments – contingent consideration

	2023			2022
	Diabetes
	alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,124	98	2,222	2,865
Additions through business combinations	-	60	60	-
Settlements	(395)	(3)	(398)	(367)
Disposals	-	-	-	(121)
Revaluations	229	(27)	202	293
Discount unwind	62	4	66	85
At 30 June	2,020	132	2,152	2,755

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS’s share of the global diabetes alliance of $2,020m (31 December 2022: $2,124m) would increase/decrease by $202m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5:   Pensions and other post-retirement benefit obligations

During the six months ended 30 June 2023, AstraZeneca Pharmaceuticals PLP terminated its main defined benefit pension plan. A total of $839m of pension obligations were discharged from the scheme, $142m of which was settled via a cash payment to the participants and the remaining $697m was transferred to an external insurer via a buy-out. At 30 June 2023, the plan contained immaterial residual assets and obligations which are expected to be discharged by the end of 2023, with minimal impact to the income statement.

Note 6:   Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2022 (the Disclosures).

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below, AstraZeneca considers each of the claims to represent a contingent liability or a contingent asset where the matter is brought by AstraZeneca, and discloses information with respect to the nature and facts of the cases in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

There is one matter concerning legal proceedings in the Disclosures, which is considered probable that an outflow will be required, but for which we are unable to make an estimate of the possible loss or range of possible losses at this stage.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the second quarter of 2023 and to 28 July 2023

Patent litigation

Imfinzi and Imjudo

Patent proceedings in the US and outside the US

As previously disclosed, in March 2022, Bristol-Myers Squibb Co. and E.R. Squibb & Sons, LLC filed a lawsuit in US District Court for the District of Delaware (the District Court) against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi infringes several of their patents. In April 2023, Bristol-Myers Squibb Co., E.R. Squibb & Sons, LLC, Tasuku Honjo, Ono Pharmaceutical Co., Ltd., and the Dana-Farber Cancer Institute Inc. filed a separate lawsuit in the District Court against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi infringes another of their patents. The cases were subsequently consolidated.

As previously disclosed, in January 2023, Bristol-Myers Squibb Co. and E.R. Squibb & Sons, LLC filed a lawsuit in US District Court for the District of Delaware against AstraZeneca alleging that AstraZeneca’s marketing of Imjudo infringes two of their patents.

As previously disclosed, in February 2022, in Japan, Ono Pharmaceuticals filed a lawsuit in Tokyo District Court, Civil Division against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi in Japan infringes several of their patents.

In July 2023, AstraZeneca entered into a global settlement agreement with Bristol-Myers Squibb Co., E.R. Squibb & Sons, LLC, and Ono Pharmaceutical Co., Ltd. that resolves all patent disputes relating to Imfinzi and Imjudo between the companies. A provision covering both Imfinzi and Imjudo has been taken totalling $510m.

Faslodex

Patent proceedings outside the US

As previously disclosed, in 2021 in Japan, AstraZeneca received notice from the Japan Patent Office (JPO) that Sandoz K.K. and Sun Pharma Japan Ltd. (Sun) were seeking to invalidate the Faslodex formulation patent. AstraZeneca defended the challenged patent, and Sun withdrew from the JPO patent challenge. In July 2023, the JPO issued a final decision upholding various claims of the challenged patent and determining that other patent claims were invalid.

Product liability litigation

Onglyza and Kombiglyze

US proceedings

In the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (the District Court) for consolidated pre-trial proceedings with the federal actions pending in the District Court. The District Court granted AstraZeneca’s motion for summary judgment in August 2022, and plaintiffs are in the process of appealing that decision. In the California State Court coordinated proceeding, AstraZeneca’s motion for summary judgment was granted in March 2022. Plaintiffs appealed, and in April 2023, the California Appellate Court affirmed the lower court’s decision to grant summary judgment. Plaintiffs have now appealed to the California Supreme Court.

Commercial litigation

AZD1222 Securities Litigation (US)

In January 2021, putative securities class action lawsuits were filed in the US District Court for the Southern District of New York (the District Court) against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities during a period later amended to cover 15 June 2020 through 29 January 2021 (the Amended Complaint). The Amended Complaint alleges that defendants made materially false and misleading statements in connection with the development of AZD1222, AstraZeneca’s vaccine for the prevention of COVID-19. In September 2022, the District Court granted AstraZeneca’s motion to dismiss the Amended Complaint with prejudice, disallowing any further amendments. Plaintiffs appealed this decision and in May of 2023, the US Court of Appeals for the Second Circuit affirmed the dismissal.

PARP Inhibitor Royalty Dispute

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, ‘GSK’) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK has failed to pay all of the royalties due on niraparib sales under the license agreements. The case was transferred to the Chancery Division and a trial took place in March 2023. In April 2023, the court issued a decision in AstraZeneca’s favour. GSK has been granted permission to appeal. The appellate hearing window has been scheduled for January 2024.

Syntimmune

In connection with Alexion’s prior acquisition of Syntimmune, Inc., (Syntimmune) in December 2020, Alexion was served with a lawsuit filed by the stockholders’ representative for Syntimmune in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to the 2018 merger agreement. The stockholders’ representative alleges that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones. Alexion also filed a claim for breach of the representations in the 2018 merger agreement. A trial was held in July 2023. A decision is not expected until 2024.

Government investigations/proceedings

US 340B litigations and proceedings

As previously disclosed, in January 2021, AstraZeneca filed a separate lawsuit in the US District Court for the District of Delaware (the District Court) alleging that an Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In June 2021, the District Court found in favour of AstraZeneca, invalidating the Advisory Opinion. However, in May 2021, prior to the District Court’s ruling, the US government issued new and separate letters to AstraZeneca (and other companies) asserting that AstraZeneca’s contract pharmacy policy violates the 340B statute. AstraZeneca amended the complaint to include allegations challenging the letter sent in May 2021, and in February 2022, the District Court ruled in favour of AstraZeneca invalidating those letters sent by the US Government. In January 2023, the Court of Appeals affirmed the District Court decision in AstraZeneca’s favour. Final judgment was entered in favour of AstraZeneca in May 2023 and this matter is now concluded.

Matters disclosed in respect of the first quarter of 2023 and to 27 April 2023

Patent litigation

Enhertu

US patent proceedings

As previously disclosed, in December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post- grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests, instituting both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo, Inc. requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. An oral hearing is scheduled for August 2023.

Lynparza

US patent proceedings

As previously disclosed, in December 2022, AstraZeneca received a Paragraph IV notice letter from an abbreviated new drug application (ANDA) filer relating to patents listed in the FDA Orange Book with reference to Lynparza. In February 2023, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Natco Pharma Limited (Natco) in the US District Court for the District of New Jersey. In the complaint, AstraZeneca alleged that Natco’s generic version of Lynparza, if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Lynparza. No trial date has been scheduled.

Movantik

US patent proceedings

AstraZeneca has resolved by settlement the previously disclosed patent infringement lawsuit brought by Aether Therapeutics, Inc. in the US District Court for the District of Delaware against AstraZeneca, Nektar Therapeutics and Daiichi Sankyo, Inc., relating to Movantik. This matter is now concluded.

Symbicort

US patent proceedings

AstraZeneca has resolved via settlement the previously disclosed ANDA litigations with Mylan Pharmaceuticals Inc. and Kindeva Drug Delivery L.P. (together, the Defendants). In those actions, AstraZeneca alleged that the Defendants' generic versions of Symbicort, if approved and marketed, would infringe various AstraZeneca patents. This matter is now concluded.

Tagrisso

Patent proceedings outside the US

In Russia, in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region (the Court) against Axelpharm, LLC to prevent it from obtaining authorisation to market a generic version of Tagrisso prior to the expiration of AstraZeneca’s patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. In March 2022, the Court dismissed the lawsuit. In June 2022, the dismissal was affirmed on appeal. In January 2023, the dismissal was affirmed on further appeal. This matter is now concluded.

Product liability litigation

Nexium and Losec/Prilosec

US proceedings

In the US, AstraZeneca is defending various previously disclosed lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits relate to allegations of kidney injuries. In August 2017, the pending federal court cases were consolidated in a multidistrict litigation (MDL) proceeding in the US District Court for the District of New Jersey for pre-trial purposes. A bellwether trial has been scheduled for October 2023, with subsequent bellwether trials scheduled for November 2023 and January 2024. In addition to the MDL cases, there are cases filed in several state courts around the US; a case that was previously set to go to trial in Delaware state court was dismissed in October 2022.

In addition, AstraZeneca has been defending various lawsuits involving allegations of gastric cancer following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. One such claim is filed in the US District Court for the Middle District of Louisiana has been scheduled to go to trial in April 2024.

Onglyza and Kombiglyze

US proceedings

As previously disclosed, in the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (the District Court) for consolidated pre-trial proceedings with the federal actions pending in the District Court. The District Court granted AstraZeneca’s motion for summary judgment in August 2022, and plaintiffs are in the process of appealing that decision. In the California State Court coordinated proceeding, AstraZeneca’s motion for summary judgment was granted in March 2022. Plaintiffs appealed, and in April 2023, the California Appellate Court affirmed the lower court’s decision to grant summary judgment.

Commercial Litigation

Viela Bio, Inc. Shareholder Litigation

US proceedings

In February 2023, AstraZeneca was served with a lawsuit filed in the Delaware State Court against AstraZeneca and certain officers, on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleges that defendants breached their fiduciary duty to Viela shareholders in the course of Viela’s 2021 merger with Horizon Therapeutics, plc. This case remains in the preliminary stages.

Definiens

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. The arbitration hearing took place in March 2023 and AstraZeneca awaits a decision.

PARP Inhibitor Royalty Dispute

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, ‘GSK’) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK has failed to pay all of the royalties due on niraparib sales under the license agreements. The case was transferred to the Chancery Division and a trial took place in March 2023. In April 2023, the court issued a decision in AstraZeneca’s favour.

Pay Equity Litigation (US)

AstraZeneca was defending a putative class and collective action matter in the US District Court for the Northern District of Illinois brought by three named plaintiffs, who are former AstraZeneca pharmaceutical sales representatives. The case involved claims under the federal and Illinois Equal Pay Acts, with the plaintiffs alleging they were paid less than male employees who performed substantially similar and/or equal work. The plaintiffs sought various damages on behalf of themselves and the putative class and/or collective, including without limitation backpay, liquidated damages, compensatory and punitive damages, attorneys’ fees, and interest. In January 2023, the District Court granted AstraZeneca’s motion to dismiss plaintiffs’ complaint. In March 2023, plaintiffs filed a Second Amended Complaint.

Portola Shareholder Litigation

In the US, in connection with Alexion’s July 2020 acquisition of Portola Pharmaceuticals, Inc (Portola), Alexion assumed litigation to which Portola is a party. In January 2020, putative securities class action lawsuits were filed in the US District Court for the Northern District of California against Portola and certain officers and directors, on behalf of purchasers of Portola publicly traded securities during the period 8 January 2019 through 26 February 2020. The operative complaints allege that defendants made materially false and/or misleading statements or omissions with regard to Andexxa. In June 2022, the parties reached a settlement in principle of this matter. In March 2023, the court granted final approval of the settlement. This matter is now concluded.

Alexion Shareholder Litigation (US)

In December 2016, putative securities class action lawsuits were filed in the US District Court for the District of Connecticut (the District Court) against Alexion and certain officers and directors, on behalf of purchasers of Alexion publicly traded securities during the period 30 January 2014 through 26 May 2017. The amended complaint alleges that defendants engaged in securities fraud, including by making misrepresentations and omissions in its public disclosures concerning Alexion’s Soliris sales practices, management changes, and related investigations. In August 2021, the District Court issued a decision denying in part Defendants’ motion to dismiss the matter. The Court granted Plaintiffs’ motion for class certification in April 2023.

Financial Statements

Syntimmune

In connection with Alexion’s prior acquisition of Syntimmune, Inc., (Syntimmune) in December 2020, Alexion was served with a lawsuit filed by the stockholders’ representative for Syntimmune in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to the 2018 merger agreement. The stockholders’ representative alleges that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones. Alexion also filed a claim for breach of the representations in the 2018 merger agreement. A trial is scheduled for the matter in July 2023.

Government investigations/proceedings

Brazilian tax assessment matter (Brazil)

As previously disclosed, in August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the Tax Assessment) to two Alexion subsidiaries (the Brazil Subsidiaries), as well as to two additional entities, a logistics provider utilised by Alexion and a distributor. The Tax Assessment focuses on the importation of Soliris vials pursuant to Alexion’s free drug supply to patients programme in Brazil.

Alexion prevailed in the first level of administrative appeals in the Brazilian federal administrative proceeding system based on a deficiency in the Brazil Tax Assessment. The decision was subject to an automatic (ex officio) appeal to the second level of the administrative courts. In March 2023, the second level of the administrative courts issued a decision to remand the matter to the first level of administrative courts for a determination on the merits.

Note 7: Subsequent events

In July 2023, Alexion, AstraZeneca Rare Disease (Alexion) and Pfizer Inc. (Pfizer) entered into an agreement for Alexion to purchase and licence the assets of Pfizer’s early-stage rare disease gene therapy portfolio for a total consideration of up to $1bn, plus tiered royalties on sales. Alexion plans to close the transaction in Q3 2023, subject to the satisfaction of closing conditions.

Note 8: Additional financial information

Table 27: H1 2023 - Product Sales year-on-year analysis80

The CER information in respect of H1 2023 included in the Interim Financial Statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	8,302	17	21	3,666	23	1,953	9	17	1,579	18	21	1,104	13	25
Tagrisso	2,915	8	12	1,102	16	851	6	13	541	6	9	421	(4)	6
Imfinzi	1,976	53	57	1,098	60	183	37	47	339	27	30	356	74	92
Lynparza	1,368	6	10	580	-	278	15	23	365	11	14	145	5	15
Calquence	1,185	31	33	869	18	41	n/m	n/m	225	85	92	50	64	75
Enhertu	104	n/m	n/m	-	-	72	n/m	n/m	24	n/m	n/m	8	n/m	n/m
Orpathys	22	(7)	-	-	-	22	(7)	-	-	-	-	-	-	-
Zoladex	459	(4)	4	6	(3)	339	2	11	66	(3)	1	48	(32)	(24)
Faslodex	153	(14)	(7)	7	(37)	81	-	7	16	(50)	(48)	49	(10)	1
Others	120	(37)	(33)	4	(26)	86	(39)	(35)	3	(53)	(51)	27	(28)	(22)
BioPharmaceuticals: CVRM	5,205	14	19	1,283	11	2,347	12	20	1,168	24	27	407	12	23
Farxiga	2,804	33	39	634	35	1,074	32	41	850	36	40	246	27	39
Brilinta	665	(1)	1	357	2	160	10	17	136	(9)	(7)	12	(57)	(53)
Lokelma	198	53	59	105	35	24	n/m	n/m	25	98	n/m	44	32	47
roxadustat	134	48	59	-	-	134	48	59	-	-	-	-	-	-
Andexxa	89	28	33	37	(12)	-	-	-	29	64	70	23	n/m	n/m
Crestor	585	7	14	26	(23)	458	11	18	32	52	54	69	(11)	(3)
Seloken/Toprol-XL	343	(27)	(20)	1	n/m	333	(27)	(21)	6	(6)	(6)	3	(26)	(11)
Onglyza	127	(8)	(4)	36	(11)	67	1	9	16	(21)	(18)	8	(31)	(28)
Bydureon	89	(37)	(37)	73	(38)	2	(1)	-	14	(32)	(30)	-	-	-
Others	171	(13)	(10)	14	(26)	95	(9)	(3)	60	(13)	(13)	2	(57)	(53)
BioPharmaceuticals: R&I	3,066	6	10	1,291	(1)	893	22	31	581	6	9	301	(3)	6
Symbicort	1,288	-	4	434	(10)	405	32	43	284	(9)	(6)	165	(13)	(6)
Fasenra	744	12	14	468	12	29	66	70	176	15	19	71	(2)	7
Breztri	307	71	76	165	55	81	88	n/m	36	n/m	n/m	25	53	65
Saphnelo	115	n/m	n/m	107	n/m	1	n/m	n/m	3	n/m	n/m	4	n/m	n/m
Tezspire	30	n/m	n/m	-	-	-	-	-	17	n/m	n/m	13	n/m	n/m
Pulmicort	346	4	11	17	(54)	273	16	24	36	2	6	20	(23)	(17)
Bevespi	29	(1)	(1)	17	(23)	3	36	48	9	67	69	-	-	-
Daliresp/Daxas	30	(72)	(72)	24	(77)	1	(16)	(14)	5	(11)	(5)	-	(39)	(36)
Others	177	(30)	(26)	59	(40)	100	(20)	(13)	15	(42)	(39)	3	(3)	-
BioPharmaceuticals: V&I	443	(84)	(83)	-	n/m	149	(83)	(82)	114	(78)	(77)	180	(75)	(72)
COVID-19 mAbs	126	(86)	(85)	-	n/m	5	(95)	(95)	7	(95)	(95)	114	(6)	6
Vaxzevria	28	(98)	(98)	-	n/m	18	(97)	(97)	10	(96)	(96)	-	n/m	n/m
Beyfortus	2	n/m	n/m	-	-	-	-	-	2	n/m	n/m	-	-	-
Synagis	284	1	8	-	n/m	126	17	23	92	(13)	(9)	66	3	15
FluMist	3	n/m	n/m	-	n/m	-	-	-	3	n/m	n/m	-	-	-
Rare Disease	3,819	9	12	2,290	10	324	57	67	767	5	8	438	(6)	4
Soliris	1,648	(18)	(16)	893	(23)	214	60	76	367	(16)	(14)	174	(38)	(33)
Ultomiris	1,364	60	64	815	79	30	-	2	311	38	42	208	46	62
Strensiq	562	25	26	453	28	24	33	26	42	5	8	43	12	23
Koselugo	159	57	57	89	15	38	n/m	n/m	23	n/m	n/m	9	-	-
Kanuma	86	16	17	40	4	18	95	96	24	5	7	4	12	22
Other medicines	613	(27)	(22)	68	(9)	390	(1)	6	48	(28)	(27)	107	(65)	(61)
Nexium	492	(27)	(22)	60	(6)	305	6	14	25	(4)	(2)	102	(65)	(62)
Others	121	(28)	(25)	8	(26)	85	(20)	(15)	23	(44)	(44)	5	(49)	(47)
Total Product Sales	21,448	(1)	3	8,598	4	6,056	-	7	4,257	3	6	2,537	(19)	(11)
[80]

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

Table 28: Q2 2023 - Product Sales year-on-year analysis (Unreviewed)81

The Q2 2023 information in respect of the three months ended 30 June 2023 included in the Interim Financial Statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	4,382	18	22	1,962	22	987	10	18	819	19	19	614	21	30
Tagrisso	1,491	7	10	581	13	408	2	9	284	11	11	218	(6)	2
Imfinzi	1,076	55	58	576	54	102	35	47	176	23	23	222	n/m	n/m
Lynparza	717	7	9	311	-	142	18	28	187	10	11	77	7	15
Calquence	653	34	34	485	22	24	n/m	n/m	117	76	78	27	55	64
Enhertu	67	n/m	n/m	-	-	48	n/m	n/m	14	n/m	n/m	5	n/m	n/m
Orpathys	13	22	30	-	-	13	22	30	-	-	-	-	-	-
Zoladex	233	(1)	5	4	25	171	4	13	34	(1)	1	24	(31)	(26)
Faslodex	78	(8)	(3)	3	(41)	43	16	23	6	(61)	(62)	26	(6)	1
Others	54	(42)	(39)	2	(24)	36	(48)	(44)	1	(50)	(51)	15	(24)	(21)
BioPharmaceuticals: CVRM	2,675	14	18	661	5	1,182	10	18	611	32	33	221	19	27
Farxiga	1,505	36	41	339	23	576	36	45	456	48	48	134	39	50
Brilinta	331	(5)	(3)	178	(4)	79	1	10	68	(7)	(7)	6	(55)	(53)
Lokelma	100	51	55	49	26	13	n/m	n/m	14	98	n/m	24	34	44
roxadustat	73	46	56	-	-	73	46	56	-	-	-	-	-	-
Andexxa	45	23	26	16	(10)	-	-	-	15	70	74	14	44	49
Crestor	280	-	5	12	(25)	217	-	6	16	56	51	35	(4)	2
Seloken/Toprol-XL	164	(26)	(21)	1	-	159	(27)	(21)	2	(16)	(9)	2	(28)	(2)
Onglyza	65	(9)	(6)	22	1	30	(7)	-	8	(24)	(18)	5	(30)	(37)
Bydureon	43	(41)	(41)	35	(43)	1	(33)	(32)	7	(25)	(25)	-	-	-
Others	69	(30)	(28)	9	(26)	34	(35)	(31)	25	(23)	(23)	1	(50)	(46)
BioPharmaceuticals: R&I	1,483	7	10	674	3	360	22	31	289	6	6	160	1	8
Symbicort	600	(2)	1	200	(10)	177	27	37	137	(11)	(11)	86	(12)	(5)
Fasenra	406	15	16	267	16	14	37	42	89	14	14	36	-	8
Breztri	163	75	79	84	57	43	n/m	n/m	21	n/m	n/m	15	54	60
Saphnelo	68	n/m	n/m	64	n/m	1	n/m	n/m	1	n/m	n/m	2	n/m	n/m
Tezspire	19	n/m	n/m	-	-	-	-	-	11	n/m	n/m	8	n/m	n/m
Pulmicort	124	7	13	7	(53)	90	26	36	16	(7)	(7)	11	(14)	(8)
Bevespi	15	(1)	(3)	8	(30)	2	76	90	5	77	73	-	-	-
Daliresp/Daxas	17	(71)	(70)	14	(74)	1	(13)	(10)	2	(15)	(8)	-	-	-
Others	71	(34)	(32)	30	(35)	32	(36)	(32)	7	(20)	(18)	2	6	5
BioPharmaceuticals: V&I	88	(91)	(90)	-	n/m	46	(80)	(78)	15	(93)	(93)	27	(90)	(89)
COVID-19 mAbs	(1)	n/m	n/m	-	n/m	(3)	n/m	n/m	3	(96)	(97)	(1)	n/m	n/m
Vaxzevria	-	n/m	n/m	-	n/m	-	n/m	n/m	-	n/m	n/m	-	n/m	n/m
Beyfortus	2	n/m	n/m	-	-	-	-	-	2	n/m	n/m	-	-	-
Synagis	87	8	16	-	n/m	49	16	27	10	(48)	(47)	28	63	75
FluMist	-	n/m	n/m	-	n/m	-	-	-	-	n/m	n/m	-	-	-
Rare Disease	1,953	8	10	1,196	12	150	65	78	381	2	2	226	(15)	(9)
Soliris	814	(21)	(19)	445	(23)	99	57	74	184	(15)	(15)	86	(50)	(47)
Ultomiris	713	64	66	434	84	17	n/m	n/m	152	26	26	110	53	64
Strensiq	300	24	25	248	29	9	(1)	(4)	21	-	(1)	22	16	25
Koselugo	80	28	30	48	2	14	36	38	12	n/m	n/m	6	n/m	n/m
Kanuma	46	28	30	21	5	11	n/m	n/m	12	5	4	2	(4)	3
Other medicines	301	(28)	(24)	32	(11)	185	(3)	4	26	(16)	(17)	58	(64)	(61)
Nexium	248	(28)	(23)	30	-	149	3	11	14	16	15	55	(65)	(62)
Others	53	(29)	(27)	2	(68)	36	(22)	(18)	12	(36)	(36)	3	(28)	(31)
Total Product Sales	10,882	2	5	4,525	7	2,910	5	12	2,141	4	4	1,306	(16)	(9)
[81]

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

Table 29: Alliance Revenue

	H1 2023	H1 2022
	$m	$m
Enhertu	475	175
Tezspire	105	16
Vaxzevria: royalties	-	60
Other royalty income	41	34
Other Alliance Revenue	6	5
Total	627	290

Table 30: Collaboration Revenue

	H1 2023	H1 2022
	$m	$m
Lynparza: regulatory milestones	-	175
COVID-19 mAbs: licence fees	180	-
Farxiga: sales milestones	25	-
tralokinumab: sales milestones	-	70
Other Collaboration Revenue	15	16
Total	220	261

Table 31: Other operating income and expense

	H1 2023	H1 2022
	$m	$m
brazikumab licence termination funding	75	69
Divestment of rights to Plendil	-	61
Divestment of US rights to Pulmicort Flexhaler	241	-
Update to the contractual relationships for Beyfortus (nirsevimab)	712	-
Other	135	89
Total	1,163	219

Other shareholder information

Financial calendar

Announcement of nine month and third quarter 2023 results:9 November 2023

Announcement of full year and fourth quarter 2023 results:8 February 2024

Dividends are normally paid as follows:

First interim:Announced with the half year results and paid in September

Second interim:Announced with full year results and paid in March

The record date for the first interim dividend for 2023, payable on 11 September 2023, will be 11 August 2023. The ex-dividend date will be 10 August 2023.

Contacts

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Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
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United Kingdom	United Kingdom	Sweden	United States

+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018
	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Arimidex and Casodex, owned by AstraZeneca or Juvisé (depending on geography); Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Losec, owned by AstraZeneca or Cheplapharm (depending upon geography); Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca’s websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things:

–	the risk of failure or delay in delivery of pipeline or launch of new medicines
–	the risk of failure to meet regulatory or ethical requirements for medicine development or approval
–	the risk of failures or delays in the quality or execution of the Group’s commercial strategies
–	the risk of pricing, affordability, access and competitive pressures
–	the risk of failure to maintain supply of compliant, quality medicines
–	the risk of illegal trade in the Group’s medicines
–	the impact of reliance on third-party goods and services
–	the risk of failure in information technology or cybersecurity
–	the risk of failure of critical processes
–	the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
–	the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
–	the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
–	the risk of the safety and efficacy of marketed medicines being questioned
–	the risk of adverse outcome of litigation and/or governmental investigations
–	intellectual property-related risks to our products
–	the risk of failure to achieve strategic plans or meet targets or expectations
–	the risk of failure in financial control or the occurrence of fraud
–	the risk of unexpected deterioration in the Group’s financial position
–	the impact that global and/or geopolitical events such as the COVID-19 pandemic and the Russia-Ukraine war may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

- End of document -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28th July, 2023	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary